        As filed with the Securities and Exchange Commission on June 5, 2001


                                                      REGISTRATION NO. 333-54540
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                 PRIMEDIA INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                    2721                                   13-3647573
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                  Identification Number)

                            ------------------------

                                745 FIFTH AVENUE
                            NEW YORK, NEW YORK 10151
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                             BEVERLY C. CHELL, ESQ.
                                 PRIMEDIA INC.
                                745 FIFTH AVENUE
                            NEW YORK, NEW YORK 10151
                                 (212) 745-0100
                                   Copies to:
                             MARNI J. LERNER, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 5, 2001

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                   OFFER TO EXCHANGE SHARES OF PRIMEDIA INC.
                   COMMON STOCK FOR UP TO 3,764,000 SHARES OF
                         INTERNET GIFT REGISTRIES, INC.
                    COMMON STOCK AND UP TO 556,088 SHARES OF
            INTERNET GIFT REGISTRIES, INC. SERIES B PREFERRED STOCK

                                 PRIMEDIA INC.

                                ---------------

    We are offering to exchange shares of our common stock for up to 3,764,000 shares of Internet Gift Registries, Inc.'s common stock and up to 556,088 shares of IGR's Series B voting preferred stock. The principal terms of the exchange offer are:


    - The holders of the IGR common stock and Series B preferred stock will receive a number of shares of PRIMEDIA common stock equal to the exchange ratio. The exchange ratio is determined by dividing $0.80, in the case of the IGR common stock, and $8.00, in the case of the Series B preferred stock, by the average closing price of the PRIMEDIA common stock on the New York Stock Exchange for the thirty consecutive trading days ending July 11, 2001;


    - If the aggregate number of shares elected to be exchanged exceeds 3,764,000, in the case of the IGR common stock, or 556,088, in the case of the Series B preferred stock, the number of shares you may be permitted to exchange for PRIMEDIA common stock will be limited on a PRO-RATA basis according to a proration formula, see "The Exchange Offer--Number of Shares of Common Stock and Series B Preferred Stock to be Exchanged; Proration;" and


    - To participate in the exchange offer you must complete and mail the letter of transmittal, together with the shares of IGR common stock or Series B preferred stock being tendered, along with any other required documents before 12:00 a.m., New York City time, on July 13, 2001, see "The Exchange Offer--Procedures for Tendering."


    Our common stock trades on the New York Stock Exchange under the symbol
"PRM."

    INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF OUR COMMON STOCK OFFERED BY THIS PROSPECTUS OR HAS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

         , 2001

                             ADDITIONAL INFORMATION

    This prospectus incorporates important business and financial information about PRIMEDIA from other documents that are not included in or delivered with this prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this prospectus through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone from PRIMEDIA at the following address:

                                   PRIMEDIA Inc.
                                   745 Fifth Avenue
                                   New York, New York 10151
                                   (212) 745-0100
                                   Attention: Investor Relations


    IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM PRIMEDIA, PLEASE DO SO BY JULY 6, 2001 TO RECEIVE THEM BEFORE THE EXCHANGE OFFER EXPIRES.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Questions and Answers about the Exchange Offer..............      1

Summary.....................................................      3
  The Company...............................................      3
  The Exchange Offer........................................      4
  Risk Factors..............................................      5
  Market Prices and Dividends...............................      5
  Selected Historical Consolidated Financial Data of
    PRIMEDIA................................................      6
  Unaudited Per Share Data..................................      8

Risk Factors................................................      9
  Risks Related to PRIMEDIA's Business......................      9
  Risks Related to PRIMEDIA's Common Stock..................     15
  Risks Related to the Failure to Exchange..................     16

Cautionary Statement Concerning Forward-Looking
  Information...............................................     17

Use of Proceeds.............................................     17

Business of IGR.............................................     18

The Exchange Offer..........................................     19
  Number of Shares of Common Stock and Series B Preferred
    Stock to be Exchanged; Proration                             19
  What You Will Receive in the Exchange Offer...............     20
  Terms of the Exchange Offer...............................     21
  Expiration Date; Extensions; Amendments...................     22
  Procedures for Tendering..................................     23
  Withdrawal of Tenders.....................................     24
  Conditions of the Exchange Offer..........................     24
  Exchange Agent............................................     25
  Fees and Expenses.........................................     25
  Consequences of Failure to Exchange.......................     25
  Resales of the PRIMEDIA Common Stock......................     26
  Material United States Federal Income Tax Consequences of
    the Exchange Offer......................................     26

Investment in IGR...........................................     27
  Series A Preferred Stock Purchase Agreement...............     27
  Series E Preferred Stock Purchase Agreement...............     27
  Restated IGR Certificate of Incorporation.................     28
  IGR/PRIMEDIA Stockholders Agreement.......................     28
  Advertising and Content License Agreement.................     29

Description of PRIMEDIA Capital Stock.......................     30
  General...................................................     30
  Description of PRIMEDIA Common Stock......................     30
  Description of Series D Exchangeable Preferred Stock......     31
  Description of Series F Exchangeable Preferred Stock......     33
  Description of Series H Exchangeable Preferred Stock......     34

Comparison of Stockholder Rights............................     36
  Capitalization............................................     36

                                                                PAGE
                                                              --------
  Voting Rights.............................................     36
  Number and Election of Directors..........................     36
  Vacancies on the Board of Directors and Removal of
    Directors...............................................     37
  Amendments to the Certificate of Incorporation............     37
  Amendments to By-Laws.....................................     37
  Action by Written Consent.................................     37
  Ability to Call Special Meetings..........................     37
  Notice of Stockholder Action..............................     38
  Limitation of Personal Liability of Directors and
    Officers................................................     38
  Indemnification of Directors and Officers.................     39

Executives; Executive Compensation; Stock Ownership of
  Directors, Executive Officers and Principal
  Stockholders..............................................     40

Legal Matters...............................................     44

Change in Independent Public Accountants....................     44

Experts.....................................................     44

Where You Can Find More Information.........................     44

                 QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q: WHY IS PRIMEDIA PROPOSING THE EXCHANGE OFFER?

A: On October 24, 2000, PRIMEDIANET Inc., a subsidiary of PRIMEDIA entered into a preferred stock purchase agreement for the acquisition of 39,151,000 shares of Series E preferred stock from IGR. The preferred stock purchase agreement requires, PRIMEDIA to make this exchange offer.

Q: WHAT WILL I RECEIVE IN THE EXCHANGE OFFER?

A: Holders of IGR common stock and Series B preferred stock will receive a number of shares of PRIMEDIA common stock determined pursuant to an exchange ratio for each share of IGR common stock or Series B preferred stock they own. PRIMEDIA will pay cash in lieu of fractional shares of PRIMEDIA common stock.


    IGR COMMON STOCK. IGR common stockholders will receive a number of shares of PRIMEDIA common stock calculated by dividing $0.80 by the average closing price of the PRIMEDIA common stock on the New York Stock Exchange for the thirty consecutive trading days ending July 11, 2001. For example, if the 30 consecutive trading day measuring period had ended on May 23, 2001, the PRIMEDIA common stock average closing price would have been $7.61. Therefore, if a holder tendered 1,000 shares of IGR common stock and was not prorated, the holder would have received 105 shares of PRIMEDIA common stock and $0.95 in cash in exchange for the IGR shares.



    IGR SERIES B PREFERRED STOCK. IGR Series B preferred stockholders will receive a number of shares of PRIMEDIA common stock calculated by dividing $8.00 by the average closing price of the PRIMEDIA common stock on the New York Stock Exchange for the thirty consecutive trading days before the two trading days before this exchange offer expires. For example, if the 30 consecutive trading day measuring period had ended on May 23, 2001, the PRIMEDIA common stock average closing price would have been $7.61. Therefore, if a holder tendered 1,000 shares of IGR Series B preferred stock and was not prorated, the holder would have received 1,051 shares of PRIMEDIA common stock and $1.89 in cash in exchange for the IGR shares.



    If you wish to ascertain the exact amount of consideration to be received prior to expiration of the exchange offer, you may call toll-free 1-800-507-9357.


Q: WILL I BE ABLE TO EXCHANGE ALL THE SHARES OF IGR SERIES B PREFERRED STOCK OR
    COMMON STOCK I OWN?

A: Maybe. PRIMEDIA is offering to exchange its common stock for up to 3,764,000 shares of IGR common stock and up to 556,088 shares of IGR Series B preferred stock. To the extent the aggregate number of shares elected to be exchanged exceeds 3,764,000, in the case of the IGR common stock, or 556,088, in the case of the Series B preferred stock, the number of shares you may be able to exchange will be limited on a PRO-RATA basis according to a proration formula contained in this prospectus. See "The Exchange Offer--Number of Shares of Common Stock and Series B Preferred Stock to be Exchanged; Proration" on page 18 of this prospectus.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE EXCHANGE OFFER TO ME?

A: The exchange will be a taxable transaction for holders of IGR common stock and Series B preferred stock who elect to participate in the exchange offer. Participating holders of IGR common stock and Series B preferred stock will recognize gain or loss equal to the difference between the fair market value of the PRIMEDIA common stock received in the exchange plus the amount of any cash received instead of fractional shares and the tax basis of the IGR common stock or Series B preferred stock exchanged. There will be no tax consequences for holders of IGR common stock and Series B preferred stock who do not elect to participate in the exchange offer.

    See "The Exchange Offer--Material United States Federal Income Tax Consequences of the Exchange Offer" on page 26 of this prospectus.

Q: WHEN DOES THE EXCHANGE OFFER EXPIRE?


A: The exchange offer will expire at 12:00 a.m., New York City time, on July 13, 2001 unless the exchange offer is extended by PRIMEDIA.


Q: WHAT DO I NEED TO DO TO PARTICIPATE IN THE EXCHANGE OFFER?

A: You should mail or otherwise deliver the letter of transmittal, together with the shares of IGR common stock or Series B preferred stock you wish to exchange to the exchange agent at the address provided in this prospectus prior to the date the exchange offer expires. See "The Exchange Offer--Exchange Agent" on page 25 of this prospectus.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have any questions about the exchange offer, including as to the calculation of the exchange ratio, or if you need additional copies of this prospectus, you should contact:


       PRIMEDIA Inc.
       745 Fifth Avenue
       New York, New York 10151
       Telephone: 1-800-507-9357
       Attention: Chris Fraser
       e-mail: cfraser@primedia.com

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION IN THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS AND THE OTHER DOCUMENTS WE REFER YOU TO FOR A MORE COMPLETE UNDERSTANDING OF THE EXCHANGE OFFER. IN ADDITION, WE INCORPORATE BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT PRIMEDIA INTO THIS PROSPECTUS. YOU MAY OBTAIN THE INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS WITHOUT CHARGE BY FOLLOWING THE INSTRUCTIONS IN THE SECTION ENTITLED "WHERE YOU CAN FIND MORE INFORMATION" THAT BEGINS ON PAGE 44 OF THIS PROSPECTUS.

THE COMPANY

PRIMEDIA INC.
745 Fifth Avenue
New York, New York 10151
(212) 745-0100


    GENERAL. PRIMEDIA is the "new tradition in media" combining traditional and new media. It is a targeted media company with leading positions in consumer and business-to-business markets. Its properties utilize the full media arsenal to deliver content via print (magazines and directories), video (digital broadband, satellite and cable), live events (trade and consumer shows) and the Internet. PRIMEDIA's products serve highly specialized niches and capitalize on the growing trend toward targeted rather than mass information distribution. PRIMEDIA believes that in 2000, PRIMEDIA sold the most ad pages of any magazine publisher in the U.S. and sold the third most magazine copies at the newsstand in the U.S.


    Many of PRIMEDIA's products, such as those provided by PRIMEDIA's consumer magazines, business-to-business magazines, CHANNEL ONE NEWS, the apartments and homes guides and About's websites afford advertisers with an opportunity to directly reach niche market audiences. In 2000, 51% of PRIMEDIA's total revenues were from "lead generation" advertising, 14% were from brand awareness advertising and 35% were from non-advertising sources. Lead generation advertising is advertising focused on triggering a potential purchase decision by the reader or viewer as opposed to general brand awareness advertising. In 2000, PRIMEDIA had over 87,000 advertising customers and a salesforce of over 1,600 to serve them.

    In 2000, PRIMEDIA embarked on an initiative to integrate its operating units. One aspect of the integration was to improve productivity through cost reduction as PRIMEDIA entered into a strategic sourcing initiative to leverage its purchasing power across all spending for certain manufacturing and non-manufacturing commodities. Significant cost savings were achieved through consolidating the procurement of goods and services such as paper and printing, and centralizing support services such as accounting and payroll. During 2000, the strategic sourcing initiative generated approximately $10.5 million in savings.

    PRIMEDIA has formed the PRIMEDIA Integrated Sales and Marketing Group to sell integrated marketing packages across all PRIMEDIA's traditional and new media vehicles. PRIMEDIA has also formed PRIMEDIA Internet Resource and Technology Group to centralize and standardize its technology.

    For the year ending December 31, 2000, PRIMEDIA's sales and net loss were $1.7 billion and $347 million, respectively.


    RECENT DEVELOPMENTS. On February 28, 2001, one of PRIMEDIA's wholly owned subsidiaries merged with About.com, Inc. About.com common stockholders received an aggregate of 45.0 million shares of PRIMEDIA's common stock, representing approximately 21% of the outstanding shares of PRIMEDIA's common stock as of March 31, 2001. About.com is a platform comprised of a network of more than 700 highly-targeted, topic-specific websites. Through the efforts of knowledgeable human guides who manage the sites, the sites provide high-quality original articles, moderated forums and chat rooms and links to related websites. The About network has been one of the fastest growing properties among the top 25 Internet properties ranked by MEDIA METRIX since the launch of the About.com brand in May 1999. In March 2001, the combined unique visitors to PRIMEDIA and About.com's web sites ranked fifth in the United States according to Media Metrix, a leading Internet tracking firm. PRIMEDIA believes that, through the merger with About.com:


    - PRIMEDIA acquired a leading producer of original content on the Internet;

    - PRIMEDIA can offer advertisers a complete marketing solution by reaching highly targeted users through both traditional and new media platforms;

    - PRIMEDIA can attract lead generation advertising to About.com's niche content;

    - PRIMEDIA has a marketing vehicle for reaching potential subscribers for our other products with lower direct marketing costs; and

    - PRIMEDIA has more quickly obtained a way of reaching users and advertisers than if it had built a comparable network organically.

INTERNET GIFT REGISTRIES, INC.

200 Fillmore Street, Suite 400
Denver, Colorado 80206
(303) 329-3010

    IGR is a Denver-based full-service online gift registry and retailing company. IGR's weddingnetwork.com is one of the internet's most comprehensive online wedding resources, offering creative tools, imaginative ideas and real answers to help engaged couples plan unique wedding celebrations. WeddingNetwork.com partners with a broad network of retailers to provide traditional and unique online gift registry options. IGR is the official online registry and content partner for Modern Bride magazine, Modern Bride Connection's 16 regional publications and ModernBride.com.

    For the twelve months ending December 31, 2000, IGR's sales and net loss were $1.5 million and $14.6 million, respectively.

THE EXCHANGE OFFER

    The following are the principal terms of the exchange offer:

    - PRIMEDIA will offer to exchange shares of PRIMEDIA common stock for up to 3,764,000 shares of IGR common stock and up to 556,088 shares of IGR Series B preferred stock;

    - If the aggregate number of shares elected to be exchanged exceeds 3,764,000, in the case of the IGR common stock, or 556,088, in the case of the Series B preferred stock, the number of shares you may be permitted to exchange for PRIMEDIA common stock will be limited on a PRO-RATA basis according to a proration formula, see "The Exchange Offer--Number of Shares of Common Stock and Series B Preferred Stock to be Exchanged; Proration;"


    - The holders of the IGR common stock and Series B preferred stock will receive a number of shares of PRIMEDIA common stock equal to the exchange ratio. The exchange ratio is determined by dividing $0.80, in the case of the IGR common stock, and $8.00, in the case of the Series B preferred stock, by the average closing price of the PRIMEDIA common stock on the New York Stock Exchange for the thirty consecutive trading days ending July 11, 2001; and



    - To participate in the exchange offer you must complete and mail the letter of transmittal, together with the shares of IGR common stock or Series B preferred stock being tendered, along with any other required documents to the exchange agent before 12:00 a.m., New York City time, on July 13, 2001, see "The Exchange Offer--Procedures for Tendering."

RISK FACTORS

    Prospective participants in the exchange offer should take into account the specific considerations set forth under "Risk Factors" as well as the other information in this prospectus. See "Risk Factors" beginning on page 9.

MARKET PRICES AND DIVIDENDS

    PRIMEDIA's common stock trades on the New York Stock Exchange under the symbol ``PRM". IGR's common stock has no established public trading market. Neither PRIMEDIA nor IGR has ever declared or paid cash dividends on any of their common stock and have no intention of doing so in the foreseeable future.


    The table below shows the closing prices of the PRIMEDIA common stock at the close of the regular trading session on October 24, 2000, the last trading day before the public announcement of our investment in IGR's Series E preferred stock, and June 4, 2001, the last trading day for which that information was available before the filing of this prospectus.



DATE                                                          PRIMEDIA CLOSING PRICE
----                                                          ----------------------
October 24, 2000............................................          $15.69
June 4, 2001................................................          $ 9.10


    The following table sets forth the high and low sale prices for the PRIMEDIA common stock. PRIMEDIA has not declared any dividends on its common stock. The prices are as reported on the New York Stock Exchange, based on published financial sources.


                                                                   PRIMEDIA
                                                                 COMMON STOCK
                                                              -------------------
CALENDAR QUARTERS                                               HIGH       LOW
-----------------                                             --------   --------
                                                              (DOLLARS PER SHARE)
1998
  First Quarter.............................................  $  14.88   $  11.81
  Second Quarter............................................  $  15.00   $  12.81
  Third Quarter.............................................  $  13.81   $   9.25
  Fourth Quarter............................................  $  11.94   $   9.63

1999
  First Quarter.............................................  $  14.00   $  11.63
  Second Quarter............................................  $  17.75   $  13.56
  Third Quarter.............................................  $  17.19   $  11.00
  Fourth Quarter............................................  $  16.50   $  10.88

2000
  First Quarter.............................................  $  34.88   $  15.50
  Second Quarter............................................  $  32.00   $  18.06
  Third Quarter.............................................  $  22.31   $  16.00
  Fourth Quarter............................................  $  17.00   $   7.00

2001
  First Quarter.............................................  $  12.94   $   6.25
  Second Quarter (through June 4, 2001).....................  $   9.10   $   4.87



    BECAUSE THE EXCHANGE RATIO IS BASED ON THE AVERAGE CLOSING PRICE OF THE PRIMEDIA COMMON STOCK FOR THE THIRTY CONSECUTIVE TRADING DAYS ENDING JULY 11, 2001, WE URGE HOLDERS OF IGR COMMON STOCK AND SERIES B PREFERRED STOCK TO CALCULATE THE AVERAGE CLOSING PRICE FOR THE PRIMEDIA COMMON STOCK BY OBTAINING CURRENT MARKET QUOTATIONS BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PRIMEDIA

    The following financial information is to aid you in your analysis of the financial aspects of the exchange offer. The following tables present selected historical consolidated financial data of PRIMEDIA.


    The selected historical consolidated operating and balance sheet data of PRIMEDIA are derived from the audited historical financial statements of PRIMEDIA contained in PRIMEDIA's Annual Reports on Form 10-K for each of the years in the five-year period ended December 31, 2000 and from the unaudited financial statements of PRIMEDIA contained in PRIMEDIA's Quarterly Report on Form 10-Q for the period ended March 31, 2001. The historical data are only a summary, and should be read in conjunction with the historical financial statements and related notes contained in the Form 10-K for the year ended December 31, 2000 and the Form 10-Q for the quarter ended March 31, 2001 which have been incorporated by reference into this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations as of and for the three months ended
March 31 are not necessarily indicative of PRIMEDIA's results for any other interim period or for the full year.



                                     THREE MONTHS ENDED
                                          MARCH 31,                                YEARS ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     2000          2001          1996          1997          1998          1999          2000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                         (UNAUDITED)
OPERATING DATA:
Sales, net......................  $   404,450   $   427,006   $ 1,374,449   $ 1,487,595   $ 1,573,573   $ 1,716,102   $ 1,690,952
Depreciation of property and
  equipment.....................       11,288        14,816        38,233        37,334        42,214        47,653        52,920
Amortization of intangible
  assets, excess of purchase
  price over net assets acquired
  and other.....................       34,384        42,174       152,469       146,831       176,755       176,361       128,355
Other (income) charges(1).......       10,119         8,520            --       138,640        (7,216)       62,208        41,570
Operating income (loss)(2)......          352       (28,947)       85,901       (20,793)      118,157        54,332        33,834
Provision for the impairment of
  securities(3).................           --         3,248            --            --            --            --       188,526
Interest expense................       38,356        33,161       124,601       136,625       144,442       164,909       143,988
Income tax benefit
  (expense)(4)..................           --            --        53,300         1,685            --        (6,500)      (41,200)
Income (loss) before
  extraordinary charge..........      (39,431)      (85,808)       17,597      (157,439)      (37,736)     (120,113)     (346,826)
Extraordinary
  charge-extinguishment of
  debt(5).......................           --            --         9,553        15,401            --            --            --
Net income (loss)(2)............      (39,431)      (85,808)        8,044      (172,840)      (37,736)     (120,113)     (346,826)
Preferred stock dividends(6)....       13,266        13,674        43,526        65,073        63,285        53,062        53,063
Loss applicable to common
  shareholders..................      (52,697)      (99,482)      (35,482)     (237,913)     (101,021)     (173,175)     (399,889)
Basic and diluted loss
  applicable to common
  shareholders per common
  share(2)(7):
  Loss before extraordinary
    charge......................  $      (.35)  $      (.54)  $      (.20)  $     (1.72)  $      (.71)  $     (1.19)  $     (2.48)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Net loss......................  $      (.35)  $      (.54)  $      (.27)  $     (1.84)  $      (.71)  $     (1.19)  $     (2.48)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Basic and diluted common shares
  outstanding...................  149,257,038   183,027,919   128,781,518   129,304,900   142,529,024   145,418,441   161,104,053

                                     THREE MONTHS ENDED
                                          MARCH 31,                                YEARS ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     2000          2001          1996          1997          1998          1999          2000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                         (UNAUDITED)
OTHER DATA:
EBITDA(8).......................  $    56,143   $    36,563   $   276,603   $   302,012   $   329,910   $   340,554   $   256,679
Additions to property, equipment
  and other, net................       16,573        14,311        28,790        31,108        55,238        69,488        77,579
Net cash provided by (used in)
  operating activities..........      (45,947)     (101,830)      150,192       125,360       140,804       107,298        52,546
Net cash provided by (used in)
  investing activities..........      (17,750)       75,346      (721,709)     (185,725)     (609,621)      186,081       (54,644)
Net cash provided by (used in)
  financing activities..........       66,726        14,929       580,946        46,688       470,377      (289,256)       (2,873)



                                                                                        AT DECEMBER 31,
                                              AT MARCH 31,    -------------------------------------------------------------------
                                                  2001           1996          1997          1998          1999          2000
                                              -------------   -----------   -----------   -----------   -----------   -----------
                                                                            (DOLLARS IN THOUSANDS)
                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................    $  12,135     $    36,655   $    22,978   $    24,538   $    28,661   $    23,690
Working capital(9)..........................     (271,079)        (44,705)     (146,245)     (234,045)     (200,458)     (346,447)
Other intangible assets and excess of
  purchase price over net assets acquired,
  gross.....................................    3,392,854       2,649,805     2,508,650     3,171,598     3,024,955     2,854,492
  Less: accumulated amortization............    1,241,137         896,824       736,597       914,854     1,189,599     1,206,900
                                                ---------     -----------   -----------   -----------   -----------   -----------

Other intangible assets and excess of
  purchase price over net assets acquired,
  net.......................................    2,151,717       1,752,981     1,772,053     2,256,744     1,835,356     1,647,592
Total assets................................    3,164,582       2,552,215     2,485,990     3,041,074     2,714,552     2,677,479
Long-term debt(10)..........................    1,529,976       1,577,469     1,682,224     1,956,997     1,732,896     1,503,188
Exchangeable preferred stock................      561,732         442,729       470,280       557,841       559,689       561,324
Total shareholders' equity (deficiency).....      285,854          81,557      (162,223)      (83,703)     (144,238)     (236,026)


------------------------------


(1) Represents non-cash compensation of $2,560 and $14,792 for the three-months ended March 31, 2001 and 2000, respectively, non-cash compensation and non-cash non-recurring charges of $35,210 for the year ended December 31, 2000, a provision for severance, closures and integration costs of $6,487 and $6,319 for the three-months ended March 31, 2001 and 2000, respectively and $20,798 and $22,000 for the years ended December 31, 2000 and 1999, respectively, (gain) loss on the sales of businesses and other, net of ($527) and ($10,992) for the three-months ended March 31, 2001 and 2000, respectively and ($14,438), ($235,580), ($7,216) and $138,640 for the years ended December 31, 2000, 1999, 1998 and 1997, respectively, and a provision for the impairment of long-lived assets of $275,788 for the year ended December 31, 1999.



(2) The adoption of a change in method of accounting for internal use software costs effective January 1, 1998, resulted in an increase in operating income and an equal decrease in net loss of approximately $2,900 ($.02 per share) and $2,500 ($.02 per share) for the three-months ended March 31, 2001 and 2000, respectively and $12,500 ($.08 per share), $9,000 ($.06 per share) and $12,450 ($.09 per share) for the years ended December 31, 2000, 1999 and 1998, respectively.



(3) Represents a provision for the impairment of various of the Company's investments of approximately $3,200 for the three-months ended March 31, 2001 and a provision for the impairment of the Company's investment in CMGI, Inc. of approximately $155,500, a provision for the impairment of the Company's investment in Liberty Digital of approximately $21,900 and a provision for the impairment of various PRIMEDIA Ventures' investments of approximately $11,200 for the year ended December 31, 2000.


(4) During 2000, the Company increased its valuation allowance due to historical operating losses and the impairment of securities, resulting in a provision for income taxes of $41,200. At December 31, 1999, 1998 and 1997, PRIMEDIA's management determined that no adjustment to net deferred income tax assets was required. In prior years, management determined that a portion of the net deferred income tax assets would likely be realized and accordingly, PRIMEDIA recorded an income tax benefit of $53,300 in 1996. For the year ended December 31, 1997, PRIMEDIA recorded an income tax carryback claim of $1,685. In 1999, PRIMEDIA recorded income tax expense of $6,500 related to a provision for current state and local taxes incurred as a result of the gain on the sale of the supplemental education group. At December 31, 2000, PRIMEDIA had aggregate net operating and capital loss carryforwards of approximately $1,028,600 which will be available to reduce future taxable income.

(5) Represents the write-off of unamortized deferred financing costs and the premiums paid on the redemptions of PRIMEDIA's 10 5/8% Senior Notes.

(6) Includes the premiums paid on the redemptions of PRIMEDIA's $11.625
    Series B Exchangeable Preferred Stock and PRIMEDIA's $2.875 Senior Exchangeable Preferred Stock in 1998 and 1997, respectively. In 1997, PRIMEDIA recorded a preferred stock dividend accrual in the amount of $9,517. Of the total dividend accrual recorded in 1997, the amounts that relate to prior periods were not material.


(7) Basic and diluted loss per common share, as well as the basic and diluted common shares outstanding, were computed as described in Note 15 of the notes to the December 31, 2000 consolidated financial statements and
    Note 10 of the notes to the March 31, 2001 unaudited condensed consolidated financial statements incorporated by reference in this prospectus.



(8) Represents earnings before interest, taxes, depreciation, amortization and other (income) and charges including non-cash compensation of $2,560 and $14,792 for the three-months ended March 31, 2001 and 2000, respectively, non-cash compensation and non-cash non-recurring charges of $35,210 for the year ended December 31, 2000, a provision for severance, closures and integration costs of $6,487 and $6,319 for the three-months ended March 31, 2001 and 2000, respectively and $20,798 and $22,000 for the years ended December 31, 2000 and 1999, respectively, (gain) loss on the sales of businesses and other, net of ($527) and ($10,992) for the three-months ended March 31, 2001 and 2000, respectively and ($14,438), ($235,580), ($7,216)
    and $138,640 for the years ended December 31, 2000, 1999, 1998 and 1997, respectively, and a provision for the impairment of long-lived assets of $275,788 for the year ended December 31, 1999. EBITDA is not intended to represent cash flow from operating activities and should not be considered as an alternative to net income (loss) (as determined in conformity with generally accepted accounting principles) as an indicator of PRIMEDIA's operating performance or to cash flows as a measure of liquidity. PRIMEDIA believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of PRIMEDIA's operating performance relative to other companies in its industry. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity. The primary difference between EBITDA and cash flows provided by operating activities relates to changes in working capital requirements and payments made for interest and income taxes. Additionally, EBITDA is not available for PRIMEDIA's discretionary use as there are legal requirements to pay preferred stock dividends and repay debt, among other payments. EBITDA as presented may not be comparable to similarly titled measures reported by other companies, since not all companies necessarily calculate EBITDA in identical manners, and therefore, is not necessarily an accurate measure of comparison between companies.


(9) Includes current maturities of long-term debt and net assets held for sale, where applicable. Consolidated working capital reflects certain industry working capital practices and accounting principles, including the expensing of certain editorial and product development costs when incurred and the recording of deferred revenue from subscriptions as a current liability. Advertising costs are expensed when the promotional activities occur except for certain direct-response advertising costs which are capitalized and amortized over the estimated period of future benefit.

(10) Excludes current maturities of long-term debt.

UNAUDITED PER SHARE DATA

    The following table summarizes per share information for PRIMEDIA on a historical basis. The following information should be read in conjunction with the audited consolidated financial statements of PRIMEDIA and the selected historical consolidated financial data.

    The historical book value per share is computed by dividing total stockholders' equity by the number of common shares outstanding at the end of the period. You should read the information below in conjunction with the financial statements and accompanying notes that are incorporated by reference in this prospectus.


                                                          FOR THE              FOR THE
                                                     THREE MONTHS ENDED       YEAR ENDED
                                                       MARCH 31, 2001     DECEMBER 31, 2000
                                                     ------------------   ------------------
PRIMEDIA COMMON STOCK:
Loss per Share:
  Basic and Diluted:
    Historical.....................................        $(.54 )              $(2.48)
Book Value Per Share at Period End
  Historical.......................................        $1.32                $(1.41)

                                  RISK FACTORS

    The exchange offer involves a high degree of risk. By exchanging your shares in the exchange offer, you will be choosing to invest in PRIMEDIA common stock. An investment in PRIMEDIA common stock involves a high degree of risk. In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the following risk factors in deciding whether to participate in the exchange offer. In addition, if the exchange offer is not completed, you may face additional risks which are specified below under "Risks Related to the Failure to Exchange." Any of the following risks could seriously harm PRIMEDIA's business and financial results and cause the value of PRIMEDIA's securities to decline which, in turn, could cause you to lose all or part of your investment.

RISKS RELATED TO PRIMEDIA'S BUSINESS

PRIMEDIA HAS SUBSTANTIAL INDEBTEDNESS AND OTHER MONETARY OBLIGATIONS WHICH CONSUMES A SUBSTANTIAL PORTION OF THE CASH FLOW THAT IT GENERATES.


    PRIMEDIA has substantial indebtedness and expects to incur additional indebtedness under its credit facilities or otherwise. As of March 31, 2001, PRIMEDIA had approximately $1644.9 million of outstanding indebtedness and $561.7 million of outstanding preferred stock. A substantial portion of PRIMEDIA's cash flow is dedicated to the payment of principal and interest on indebtedness and to the payment of dividends on PRIMEDIA's preferred stock, which reduces funds available for capital expenditures and business opportunities and may limit PRIMEDIA's ability to respond to adverse developments in its business or in the economy. For the year ended December 31, 2000, PRIMEDIA paid $117.7 million of principal and $141.9 million of interest and for the three months ended March 31, 2001, PRIMEDIA paid $28.4 million of interest. In addition, for the year ended December 31, 2000 and for the three months ended March 31, 2001, PRIMEDIA made cash dividend payments of $53.1 million and $13.3 million, respectively, on PRIMEDIA's outstanding preferred stock.


    At March 31, 2001, borrowings under PRIMEDIA's bank credit facilities were approximately $957.5 million. These borrowings bear interest at floating rates based on the federal funds rate, the prime lending rate or LIBOR. Increases in interest rates on indebtedness under PRIMEDIA's credit facilities would increase PRIMEDIA's interest payment obligations and could have an adverse effect on PRIMEDIA. The weighted average interest rate on PRIMEDIA's credit facilities was 6.69% at March 31, 2001.

PRIMEDIA'S DEBT INSTRUMENTS LIMIT ITS BUSINESS FLEXIBILITY BY IMPOSING OPERATING AND FINANCIAL RESTRICTIONS ON ITS OPERATIONS.

    The agreements governing PRIMEDIA's indebtedness impose specific operating and financial restrictions on PRIMEDIA. These restrictions prohibit or limit PRIMEDIA from, among other things:

    - changing the nature of its business;

    - incurring additional indebtedness;

    - creating liens on its assets;

    - selling assets;

    - engaging in mergers, consolidations or transactions with its affiliates;

    - making investments in or loans to specific subsidiaries;

    - making guarantees or specific restricted payments; and

    - declaring or making dividend payments on its common or preferred stock.

    As of March 31, 2001, under PRIMEDIA's most restrictive debt covenants, PRIMEDIA must maintain a minimum interest coverage ratio of 2.0 to 1 and a minimum fixed charge coverage ratio of 1.05 to 1. PRIMEDIA's maximum allowable debt leverage ratio is 5.5 to 1. The minimum interest coverage ratio and maximum debt coverage ratio PRIMEDIA must maintain become more restrictive over time. After December 31, 2001, PRIMEDIA must maintain a maximum leverage ratio of 5.0 to 1, and after December 31, 2002, PRIMEDIA must maintain a maximum leverage ratio of 4.5 to 1. After December 31, 2001, PRIMEDIA must maintain a minimum interest coverage ratio of 2.25 to 1, and after December 31, 2002, PRIMEDIA must maintain a minimum interest coverage ratio of 2.5 to 1. For the year ended December 31, 2000, PRIMEDIA's interest coverage ratio and fixed charge coverage ratio were 2.3 to 1 and 1.5 to 1, respectively and for the last 12 months ended March 31, 2001, PRIMEDIA's interest coverage ratio and fixed charge ratio were
2.39 to 1 and 1.79 to 1, respectively. These restrictions, in combination with the leveraged nature of PRIMEDIA, could limit the ability of PRIMEDIA to effect future acquisitions or financings or otherwise restrict corporate activities. Failure to comply with the terms of these restrictions could result in the acceleration of the indebtedness governed by these agreements.


PRIMEDIA'S EARNINGS HAVE BEEN INSUFFICIENT TO PAY ITS FIXED CHARGES AND PREFERRED STOCK DIVIDENDS.


    PRIMEDIA's earnings were inadequate to cover fixed charges and fixed charges plus preferred stock dividends by $295.5 million and $348.6 million, respectively, for the year ended December 31, 2000 and by $67.7 million and $81.4 million, respectively for the three months ended March 31, 2001. Earnings consist of loss before income taxes, fixed charges and equity in losses of investees, and fixed charges consist of interest on all indebtedness, amortization of deferred financing costs and that portion of rental expenses that management believes to be representative of interest. Such earnings have been reduced by net non-cash and non-recurring charges (including depreciation, amortization, provision for severance, closures and integration costs, provision for the impairment of securities, non-cash compensation, gain on the sale of businesses and other, net, and non-cash interest expense on an acquisition obligation and other current liabilities) of approximately $419.1 million and $69.8 million for the year ended December 31, 2000 and the three months ended March 31, 2001, respectively. Adjusted to eliminate these charges, earnings would have exceeded fixed charges and fixed charges plus cash preferred stock dividends, by approximately $123.7 million and $70.6 million, respectively, for the year ended December 31, 2000. Adjusted to eliminate these charges, earnings would have exceeded fixed charges by approximately $2.1 million; however, earnings would have been inadequate to cover fixed charges plus cash preferred stock dividends by $11.6 million, for the three months ended March 31, 2001. PRIMEDIA cannot assure you that its cash flow will be sufficient in future periods to permit it to make all of its required payments on its indebtedness and preferred stock.


IT IS UNLIKELY YOU WILL RECEIVE A RETURN ON YOUR PRIMEDIA SHARES THROUGH THE PAYMENT OF CASH DIVIDENDS.

    PRIMEDIA has never declared or paid cash dividends on any of its common stock and has no intention of doing so in the foreseeable future. As a result, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

PRIMEDIA'S INDEBTEDNESS CONTAINS PROVISIONS WHICH MAY REQUIRE PRIMEDIA TO REPURCHASE ALL OF THE INDEBTEDNESS UPON A CHANGE OF CONTROL. PRIMEDIA MAY NOT HAVE SUFFICIENT FINANCIAL RESOURCES TO MAKE THOSE REPURCHASES.

    The agreements governing PRIMEDIA's indebtedness contain change of control provisions which, under specified circumstances, may require PRIMEDIA to repurchase that indebtedness upon a change of control. Because of the substantial indebtedness of PRIMEDIA, we cannot assure you that

PRIMEDIA would have sufficient financial resources available to repurchase all of that indebtedness in the event of a change in control.

IF PRIMEDIA IS IN DEFAULT IN THE PAYMENT OR OF OTHER COVENANTS OF ITS INDEBTEDNESS, THE HOLDERS OF THE INDEBTEDNESS MAY CAUSE THE DEBT TO BECOME DUE IMMEDIATELY AND CAUSE A DEFAULT IN OTHER OUTSTANDING INDEBTEDNESS OF PRIMEDIA.

    In the event that PRIMEDIA is unable to generate cash flow sufficient to meet required payments or does not make required payments of principal and interest on its indebtedness under its credit facilities or is otherwise in default with respect to the covenants in its credit facilities or under any other indebtedness of PRIMEDIA, the holders of indebtedness under PRIMEDIA's credit facilities could elect to declare all of the funds borrowed under the credit facilities to be due and payable together with accrued and unpaid interest and to terminate their commitments under the credit facilities. Neither the credit facilities nor the other indebtedness are secured by the pledge of assets, subsidiary securities or any other security. Any default under the documents governing the indebtedness of PRIMEDIA could have a significant adverse effect on the market value of the PRIMEDIA common stock.

PRIMEDIA MAY HAVE PROBLEMS RAISING MONEY IT NEEDS IN THE FUTURE. PRIMEDIA CANNOT GUARANTEE ITS PAST FINANCING SOURCES WILL BE AVAILABLE IN THE FUTURE.

    In recent years, PRIMEDIA has financed its acquisitions and new media investments in part by issuing preferred stock and refinancing and/or extending maturities on its existing indebtedness and preferred stock. This funding source may not be sufficient in the future, and PRIMEDIA may need to obtain funding from other sources. However, PRIMEDIA may not be able to obtain funding from other sources. PRIMEDIA may also be required to take other actions, which may lessen the value of its common stock, including borrowing money on terms that are not favorable to PRIMEDIA.

KOHLBERG KRAVIS ROBERTS & CO. L.P., OR KKR, HAS CONTROL OF PRIMEDIA'S COMMON STOCK AND HAS THE POWER TO ELECT ALL OF PRIMEDIA'S BOARD OF DIRECTORS AND TO APPROVE ANY ACTION REQUIRING STOCKHOLDER APPROVAL.

    As of March 31, 2001, approximately 60.8% of the shares of PRIMEDIA common stock were held by investment partnerships, of which KKR Associates, L.P., a New York limited partnership, or KKR GP 1996 LLC, a Delaware limited liability company, each an affiliate of Kohlberg Kravis Roberts & Co. L.P., are the general partners. KKR Associates and KKR GP 1996 have sole voting and investment power with respect to these shares. Consequently, KKR Associates and KKR GP 1996 and their respective general partners and members, four of whom are also directors of PRIMEDIA control PRIMEDIA and have the power to elect all of its directors and approve any action requiring stockholder approval, including adopting amendments to PRIMEDIA's certificate of incorporation and approving mergers or sales of all or substantially all of PRIMEDIA's assets. KKR Associates and KKR GP 1996 will also be able to prevent or cause a change of control of PRIMEDIA at any time. PRIMEDIA cannot assure you that the interest of KKR Associates, KKR GP 1996 and their affiliates will not conflict with the interest of the other holders of PRIMEDIA common stock.

INCREASES IN PAPER AND POSTAGE COSTS MAY HAVE AN ADVERSE IMPACT ON PRIMEDIA'S FUTURE FINANCIAL RESULTS.

    The price of paper is a significant expense of PRIMEDIA relating to its print products and direct mail solicitations. Paper price increases may have an adverse effect on PRIMEDIA's future results. Postage for product distribution and direct mail solicitations is also a significant expense of PRIMEDIA. PRIMEDIA uses the U.S. Postal Service for distribution of many of its products and marketing materials. Postage costs increased in January 2001 and can be expected to increase in the future. PRIMEDIA cannot assure you that PRIMEDIA can pass these cost increases through to its customers.

PRIMEDIA DEPENDS ON SOME IMPORTANT EMPLOYEES, AND THE LOSS OF ANY OF THOSE EMPLOYEES MAY HARM ITS BUSINESS.

    PRIMEDIA's performance is substantially dependent on the performance of its executive officers and other key employees. In addition, PRIMEDIA's success is dependent on its ability to attract, train, retain and motivate high quality personnel, especially for its management team. Competition for these personnel is intense. The loss of the services of any of PRIMEDIA's executive officers or key employees may harm its business.

PRIMEDIA MAY NOT BE ABLE TO ACHIEVE THE EXPECTED RESULTS FROM THE MERGER WITH ABOUT.COM OR ANY FUTURE ACQUISITIONS AND INVESTMENTS.

    PRIMEDIA may not be able to integrate the business of About.com into its existing businesses without encountering difficulties. In addition, PRIMEDIA may make acquisitions and investments in the future. The integration of About.com and other businesses PRIMEDIA may acquire in the future is and will be a complex, time consuming and expensive process involving a number of issues, including:

    - difficulty integrating acquired technologies, operations, and personnel with PRIMEDIA's existing businesses;

    - diversion of management attention in connection with both negotiating the acquisitions and integrating the assets;

    - strain on managerial and operational resources as management tries to oversee larger operations;

    - exposure to unforeseen liabilities of acquired companies;

    - potential issuance of securities in connection with a future acquisition with rights that are superior to the rights of holders of PRIMEDIA's currently outstanding securities; and

    - the requirement to record potentially significant additional future operating costs for the amortization of excess of purchase price over net assets acquired and other intangible assets.

    PRIMEDIA's future operating results will depend to a significant degree on its ability to address these issues. In addition, PRIMEDIA has invested and may invest in the future in some early-stage companies with limited operating histories and limited or no revenues. PRIMEDIA may not be able to successfully develop these young companies and, in some cases, may not own enough equity in them to control their development.

GENERAL ECONOMIC TRENDS MAY REDUCE ITS ADVERTISING REVENUES.

    PRIMEDIA's advertising revenues are subject to the risks arising from adverse changes in domestic and global economic conditions. A decline in the level of business activity of PRIMEDIA's advertisers could have an adverse effect on its revenues and profit margins. Because of the recent economic slowdown in the United States, many advertisers, particularly business-to-business advertisers, are reducing advertising expenditures. The impact of this slowdown on PRIMEDIA is difficult to predict, but it may result in further reductions in purchases of advertising. If the current economic slowdown continues or worsens, PRIMEDIA's results of operations may be adversely affected.

PRIMEDIA'S GROWTH PLACES STRAIN ON ITS MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES.

    PRIMEDIA's growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. Further, as the number of its customers, advertisers and other business partners grows, PRIMEDIA will be required to manage multiple relationships with various customers, strategic partners and other third parties. PRIMEDIA's further growth or an increase in the number of its strategic relationships will increase this strain on its managerial, operational and financial resources, inhibiting its ability to achieve the rapid execution necessary to successfully implement its business plan.

PRIMEDIA MUST DEVELOP AND MAINTAIN POSITIVE BRAND NAME AWARENESS FOR ITS NEW MEDIA VENTURES.

    PRIMEDIA believes that establishing and maintaining its brand names are essential to expanding its new media business and attracting new customers. PRIMEDIA also believes that the importance of brand name recognition will increase in the future because of the growing number of Internet companies that will need to differentiate themselves. Promotion and enhancement of PRIMEDIA's brand names will depend largely on its ability to provide consistently high-quality products and services. If PRIMEDIA is unable to provide high-quality products and services, the value of its brand names may suffer.

IF THE UNITED STATES OR OTHER GOVERNMENTS REGULATE THE INTERNET MORE CLOSELY, THE NEW MEDIA BUSINESSES OF PRIMEDIA MAY BE HARMED.

    Any new law or regulation pertaining to the Internet or the application or interpretation of existing laws could decrease the demand for PRIMEDIA's Internet businesses, increase the cost of operating the business of About.com and its other new media businesses or otherwise have a material adverse effect on its business, results of operations and financial condition. There are and will be an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. In addition, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing.

IN ORDER FOR ITS NEW MEDIA BUSINESSES TO SUCCEED, PRIMEDIA MUST RESPOND TO THE RAPID CHANGES IN TECHNOLOGY.

    The markets for Internet products and services are characterized by:

    - rapidly changing technology;

    - evolving industry standards;

    - frequent new product and service introductions; and

    - changing customer demands.

    The success of the new media businesses of PRIMEDIA will depend on PRIMEDIA's ability to adapt to this rapidly evolving marketplace. PRIMEDIA may not be able to adequately adapt its products and services or to acquire new products and services that can compete successfully. In addition, PRIMEDIA may not be able to establish and maintain effective distribution channels on the Internet.

THE SUCCESS OF PRIMEDIA'S NEW MEDIA BUSINESSES DEPENDS ON USE OF THE INTERNET BY BUSINESSES AND INDIVIDUALS.

    The success of PRIMEDIA's new media businesses depends on use of the Internet for advertising, marketing, providing services and conducting business. PRIMEDIA's new media businesses may suffer if commercial use of the Internet fails to grow in the future. Commercial use of the Internet is currently at an early stage of development and the future of the Internet is not clear. Internet usage may be inhibited for any of the following reasons:

    - the Internet infrastructure may not be able to support the demands placed on it, and its performance and reliability may decline as usage grows;

    - security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and

    - privacy concerns, including those related to the ability of web sites to gather user information without the user's knowledge or consent.

    In addition, it is not clear how effective advertising on the Internet is in generating business as compared to more traditional types of advertising such as print, television and radio. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. These businesses may find Internet advertising to be less effective than traditional advertising media for promoting their products and services.

PRIMEDIA FACES SPECIFIC SECURITY RISKS REGARDING THE TRANSMISSION OF CONFIDENTIAL INFORMATION.

    Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications. Many factors may cause compromises or breaches of PRIMEDIA's security systems or other Internet sites used to protect proprietary information, including advances in computer and software functionality or new discoveries in the field of cryptography. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact PRIMEDIA's businesses. Security breaches of its activities or the activities of its customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose PRIMEDIA to a risk of loss or litigation and possible liability. PRIMEDIA cannot assure that the security measures designed to prevent security breaches and insurance programs obtained by PRIMEDIA to address the potential losses or liabilities will be sufficient to cover any such losses or liabilities.

PRIMEDIA MAY HAVE LIABILITY FOR INFORMATION RETRIEVED FROM THE INTERNET.

    Because materials may be downloaded from the Internet and subsequently distributed to others, PRIMEDIA may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of those materials.

PRIMEDIA'S TRADITIONAL BUSINESS IS SUBJECT TO COMPETITION FROM THE RAPIDLY INCREASING AND COMPETITIVE MARKET FOR NEW MEDIA PRODUCTS AND SERVICES.

    PRIMEDIA derives a substantial portion of its revenues from traditional businesses. The increased availability of information on the Internet subjects its traditional business to additional competition, which may adversely affect its future operating results. Its strategies for obtaining sustained revenue growth and profitability in the market for new media products and services may not be sufficient to compensate for any losses of revenue in its traditional businesses resulting from competition with new media.

    Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with PRIMEDIA's products and services. Competition in the market for Internet products and services may intensify in the future. In addition, PRIMEDIA's current and potential competitors may have greater financial, technical, operational and marketing resources. Competitive pressures may also force prices for Internet goods and services down and those price reductions may adversely affect PRIMEDIA's business.

PRIMEDIA MAY NOT BE ABLE TO PROTECT ITS INTELLECTUAL PROPERTY, AND IT MAY BE LIABLE FOR INFRINGING THE INTELLECTUAL PROPERTY OF OTHERS.

    Third parties may infringe or misappropriate PRIMEDIA's and subsidiaries' patents, trademarks or other intellectual property, which could have a material adverse effect on its business, results of operations or financial condition. While PRIMEDIA and its subsidiaries enter into confidentiality agreements with their material employees, guides, consultants and strategic partners, and generally control access to and distribution of their proprietary information, the steps they have taken to protect their intellectual property may not prevent misappropriation. In addition, PRIMEDIA and its subsidiaries do not know whether they will be able to defend their proprietary rights because the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is still evolving.

    Third parties may assert infringement claims against PRIMEDIA or its subsidiaries. From time to time in the ordinary course of business, PRIMEDIA and its subsidiaries have been, and they expect to continue to be, subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties. These claims and any resultant litigation, should it occur, could subject PRIMEDIA and its subsidiaries to significant liability for damages. In addition, even if PRIMEDIA and its subsidiaries prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of PRIMEDIA's time and attention. Any claims from third parties may also result in limitations on PRIMEDIA's and its subsidiaries' ability to use the intellectual property subject to these claims unless PRIMEDIA is able to enter into agreements with the third parties making these claims.

RISKS RELATED TO PRIMEDIA'S COMMON STOCK

THE PRICE OF PRIMEDIA'S COMMON STOCK HAS FLUCTUATED.

    The market price of PRIMEDIA's common stock has been, and is likely to continue to be, variable, experiencing fluctuations. In recent years, the stock market has experienced significant price and volume fluctuations. Future market movements may adversely affect the market price of PRIMEDIA common stock. The market price of PRIMEDIA's common stock may continue to fluctuate significantly in response to various factors, including:

    - actual and anticipated operating results;

    - the introduction of new products;

    - changes in estimates by securities analysts;

    - market conditions in the industry;

    - announcements of mergers, acquisitions, alliances and joint ventures by PRIMEDIA;

    - announcements of mergers and acquisitions and other actions by competitors;

    - regulatory and judicial actions; and

    - general economic conditions.

FUTURE SALES OF PRIMEDIA COMMON STOCK THAT ARE CURRENTLY RESTRICTED MAY ADVERSELY AFFECT THE MARKET PRICE OF PRIMEDIA'S COMMON STOCK.

    144,488,261 shares of PRIMEDIA common stock held by some investment partnerships, of which KKR Associates is general partner, and others, including CMGI, Inc., Liberty Digital, Inc., Liberty Prime, Inc. and Paul Kagan Associates and certain of its affiliates, may not be resold in the absence of registration under the Securities Act, or pursuant to exemptions from that registration. KKR Associates and KKR 1996 GP LLC have demand registration rights with respect to all of the 123,552,932 shares owned by them, and management has been granted incidental registration rights, which in the case of senior management may only be exercised without PRIMEDIA's consent if KKR Associates registers any of their shares or at least 40% of the PRIMEDIA common stock is held by the public. Liberty Digital and Liberty Media each has two demand registration rights as well as incidental registration rights, and the Kagan stockholders have incidental registration rights.

    Approximately 29,362,386 shares issuable upon the exercise of stock options and approximately 68,635,948 shares of PRIMEDIA common stock outstanding as of March 31, 2001 are eligible for sale by holders without restrictions under the Securities Act.

    PRIMEDIA cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of PRIMEDIA common stock prevailing from time to time. Sales of substantial amounts of PRIMEDIA common stock (including shares issued upon the exercise of stock options), or the perception that sales could occur, could adversely affect prevailing market prices for the common stock. If these sales reduce the market price of the PRIMEDIA common stock, PRIMEDIA's ability to raise additional capital in equity markets could be adversely affected.

RISKS RELATED TO THE FAILURE TO EXCHANGE

CONSEQUENCES OF FAILURE TO TENDER

    The shares of IGR common stock and Series B preferred stock which are not exchanged for shares of PRIMEDIA common stock pursuant to the exchange offer will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, these shares of IGR stock may be resold only pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from registration, as discussed in "The Exchange Offer--Consequences of Failure to Exchange."

    In addition, IGR is not a publicly traded company. As a result, there is no public market for IGR's common stock or Series B preferred stock. We cannot predict the extent to which there will ever be an active trading market in these IGR securities or how liquid that market might become. Therefore, we cannot assure you that you will be able to sell in the future any shares of IGR stock not exchanged in this offer.

PRIMEDIA CAN MAKE NO REPRESENTATIONS ABOUT IGR'S FUTURE PROFITABILITY

    If IGR's revenues do not increase substantially, IGR may never become profitable. IGR has not generated enough revenues to exceed the substantial amounts it has spent to create, launch, enhance and to grow its business. Even if IGR does achieve profitability, it may not sustain or increase profitability on a quarterly or annual basis in the future.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

    This prospectus contains or incorporates by reference some forward-looking statements within the meaning of federal securities laws concerning PRIMEDIA's operations, economic performance, and financial condition. These statements are based upon a number of assumptions and estimates which are inherently subject to uncertainties and contingencies, many of which are beyond PRIMEDIA's control, and reflect future business decisions which are subject to change. Some of these assumptions may not materialize and unanticipated events may occur which can affect PRIMEDIA's results. Important factors that could cause PRIMEDIA's actual results to differ from PRIMEDIA's expectations are discussed in more detail in this prospectus under the caption "Risk Factors" and in the documents incorporated by reference in this prospectus. When considering these forward-looking statements you should keep in mind the risk factors and other cautionary statements contained or incorporated by reference in this prospectus. These forward-looking statements represent management's best judgement at the time they were made and are made as of the date of this prospectus or the documents incorporated by reference in this prospectus. Other than as required by law, PRIMEDIA assumes no obligation to update them.

                                USE OF PROCEEDS

    There will be no cash proceeds to PRIMEDIA from the exchange offer.

                                BUSINESS OF IGR

    IGR is a Denver-based full-service online gift registry and retailing company. Major investors include Primedia Ventures, Commonwealth Associates, Winfield Capital and The May Department Stores Company. IGR operates a flagship site, www.weddingnetwork.com, which provides online wedding planning, content, and tools, as well as gift registry services for both consumers and wedding-related vendors. IGR's weddingnetwork.com is one of the internet's most comprehensive online wedding resources, offering creative tools, imaginative ideas and real answers to help engaged couples plan unique wedding celebrations. Wedding Network is also the exclusive online partner for Modern Bride magazine, Modern Bride Connection (a chain of 15 regional bridal magazines) and www.modernbride.com. Through its relationship with Modern Bride, IGR hosts, and has exclusive use of Modernbride.com's online content via contractual agreement. In the last twelve months IGR has successfully marketed and developed a new business: private label gift registry solutions. Today, it has a number of these retail partner relationships either in place or soon to be under agreement. One such example is with the May Company.

    IGR's revenue goals stem from two distinct activities. First, IGR is focused on monetizing the wedding process, helping engaged couples and their guests with information and resources in connection with wedding-related, honeymoon and post-wedding activities. Second, IGR is focused on helping vendors seek easier and more effective ways to establish and maintain relationships with engaged couples and their guests. IGR faces competition from various companies including The Knot and The Wedding Channel.com. IGR believes that it competes with and differentiates itself from these competitors on the basis of its private label solution focus, its exclusive relationship with Modern Bride and the quality of its management.

                               THE EXCHANGE OFFER

    THIS SECTION OF THE PROSPECTUS DESCRIBES MATERIAL ASPECTS OF THE PROPOSED EXCHANGE OFFER. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL TERMS OF THE EXCHANGE OFFER, THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS AND THE OTHER DOCUMENTS WE REFER YOU TO FOR A MORE COMPLETE UNDERSTANDING OF THE EXCHANGE OFFER. IN ADDITION, WE INCORPORATE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT PRIMEDIA INTO THIS PROSPECTUS BY REFERENCE. YOU MAY OBTAIN THE INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS WITHOUT CHARGE BY FOLLOWING THE INSTRUCTIONS IN THE SECTION ENTITLED "WHERE YOU CAN FIND MORE INFORMATION" THAT BEGINS ON PAGE 44 OF THIS PROSPECTUS.

NUMBER OF SHARES OF COMMON STOCK AND SERIES B PREFERRED STOCK TO BE EXCHANGED;
  PRORATION


    In connection with PRIMEDIA's investment in the Series E preferred stock of IGR, PRIMEDIA agreed to make the exchange offer. PRIMEDIA is offering to exchange shares of its common stock for up to 3,764,000 shares of IGR common stock and up to 556,088 shares of IGR Series B preferred stock. As of December 31, 2000, 8,366,698 shares of IGR common stock and 1,235,791 shares of Series B preferred stock were outstanding. There were approximately 104 holders of IGR common stock as of December 31, 2000. PRIMEDIA has fixed the close of business on May 16, 2001 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a registered holder of the IGR common stock or Series B preferred stock (or the holder's legal representative or attorney-in-fact) as reflected on IGR's records may participate in the exchange offer. PRIMEDIA will not tender any shares of IGR common stock or Series B preferred stock it owns in the exchange offer. As of the date of this prospectus, PRIMEDIA does not own any shares of IGR common stock and owns 30,000 shares of Series B preferred stock. However, PRIMEDIA has the right to acquire 24,016,134 shares of IGR common stock upon conversion of shares of IGR preferred stock, including the Series B preferred stock, and upon the exercise of warrants to purchase IGR common stock. See "Executives; Executive Compensation; Stock Ownership of Directors, Executive Officers And Principal Stockholders" on page 39 of this prospectus.


    If the aggregate number of shares elected to be exchanged exceeds 3,764,000, in the case of the IGR common stock, or 556,088, in the case of the Series B preferred stock, the number of shares you will be permitted to exchange for PRIMEDIA common stock will be limited on a PRO-RATA basis according to the proration formulas below:

    - IGR COMMON STOCK: Multiply the total number of shares of IGR common stock you have elected to exchange by a proration factor determined by dividing 3,764,000 by the total number of shares of common stock elected to be exchanged in the exchange offer. For example, if you elected to exchange 100,000 shares of IGR common stock and the total number of shares of IGR common stock elected to be exchanged by your fellow stockholders is 5,000,000 shares, you would only be allowed to exchange 75,280 shares of common stock in the exchange offer.

    - IGR SERIES B PREFERRED STOCK: Multiply the total number of shares of IGR Series B preferred stock you have elected to exchange by a proration factor determined by dividing 556,088 by the total number of shares of Series B preferred stock elected to be exchanged in the exchange offer. For example, if you elected to exchange 100,000 shares of IGR Series B preferred stock and the total number of shares of IGR Series B preferred stock elected to be exchanged by your fellow stockholders is 800,000 shares, you would only be allowed to exchange 69,511 shares of Series B preferred stock in the exchange offer.

WHAT YOU WILL RECEIVE IN THE EXCHANGE OFFER

    In the exchange offer, holders of IGR common stock and Series B preferred stock will receive a number of shares of PRIMEDIA common stock determined pursuant to an exchange ratio for each share of IGR stock they own.


    - IGR COMMON STOCK: If you hold shares of IGR common stock, the exchange ratio will be calculated by dividing $0.80 by the average closing price of the PRIMEDIA common stock on the New York Stock Exchange for the thirty consecutive trading days ending July 11, 2001. For example, if the 30 consecutive trading day measuring period had ended on May 23, 2001, the PRIMEDIA common stock average closing price would have been $7.61. Therefore, if you tendered 1,000 shares of IGR common stock and were not prorated, you would have received 105 shares of PRIMEDIA common stock and $0.95 in cash in exchange for the IGR shares.



    - IGR SERIES B PREFERRED Stock: If you hold shares of IGR Series B preferred stock, the exchange ratio will be calculated by dividing $8.00 by the average closing price of the PRIMEDIA common stock on the New York Stock Exchange for the thirty consecutive trading days ending July 11, 2001. For example, if the 30 consecutive trading day measuring period had ended on May 23, 2001, the PRIMEDIA common stock average closing price would have been $7.61. Therefore, if you tendered 1,000 shares of IGR Series B preferred stock and were not prorated, you would have received
      1,051 shares of PRIMEDIA common stock and $1.89 in cash.


    PRIMEDIA will not issue fractional shares of PRIMEDIA common stock. You will be entitled to receive cash instead of fractional shares in an amount equal to the product of any fractional share amount and the average closing price of the PRIMEDIA common stock as calculated above.


    The tables below show a range of assumed average closing prices of PRIMEDIA common stock along with entries showing the corresponding exchange ratios, the number of shares of PRIMEDIA common stock you would receive if you tendered 1,000 shares of IGR common stock or IGR Series B Preferred Stock, as the case may be, and you were not prorated and the value of the shares of PRIMEDIA common stock that would be issued in exchange for one share of IGR common stock or one share of IGR Series B preferred stock, based on the assumed average trading prices presented in the first column of the tables.



    BECAUSE THE CALCULATION OF THE EXCHANGE RATIO DEPENDS ON THE ACTUAL AVERAGE CLOSING PRICE FOR THE PRIMEDIA COMMON STOCK ON THE NEW YORK STOCK EXCHANGE FOR THE THIRTY CONSECUTIVE TRADING DAYS ENDING JULY 11, 2001, THE ACTUAL NUMBER OF SHARES OF PRIMEDIA COMMON STOCK THAT YOU WILL RECEIVE MAY BE DIFFERENT FROM THE EXAMPLES LISTED IN THE TABLE BELOW AND IN THIS DOCUMENT. IN ADDITION, BECAUSE THE EXCHANGE RATIO IS CALCULATED USING AN AVERAGE PRICE INSTEAD OF THE PRICE AT THE TIME OF THE RECEIPT OF THE SHARES, THE ACTUAL VALUE OF THE PRIMEDIA COMMON STOCK RECEIVED FOR A SHARE OF IGR COMMON STOCK OR SERIES B PREFERRED STOCK ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF PRIMEDIA'S COMMON STOCK THAT MIGHT BE REALIZED BY AN IGR STOCKHOLDER ON OR AFTER THE CONSUMMATION OF THE EXCHANGE OFFER. WE URGE HOLDERS OF IGR COMMON STOCK AND SERIES B PREFERRED STOCK TO CALCULATE THE AVERAGE CLOSING PRICE FOR PRIMEDIA COMMON STOCK BY OBTAINING CURRENT MARKET QUOTATIONS BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

                          TABLE OF ILLUSTRATIVE VALUES
                              FOR IGR COMMON STOCK


                                       NUMBER OF SHARES OF            ILLUSTRATIVE VALUE PER SHARE OF
ASSUMED                          PRIMEDIA COMMON STOCK YOU WOULD                 PRIMEDIA
AVERAGE CLOSING               RECEIVE IF YOU TENDERED 1,000 SHARES         COMMON STOCK YOU WILL
PRICE OF PRIMEDIA  EXCHANGE     OF IGR COMMON STOCK AND YOU WERE         RECEIVE PER SHARE OF IGR
COMMON STOCK        RATIO                 NOT PRORATED                         COMMON STOCK
-----------------  --------   -------------------------------------   -------------------------------
$ 7.00               .114                      114                                  $.80
  7.50               .106                      106                                   .80
  8.00               .100                      100                                   .80
  8.50               .094                       94                                   .80
  9.00               .088                       88                                   .80
  9.50               .084                       84                                   .80
 10.00               .080                       80                                   .80
 10.50               .076                       76                                   .80
 11.00               .072                       72                                   .80
 11.50               .069                       69                                   .80
 12.00               .066                       66                                   .80
 12.50               .064                       64                                   .80
 13.00               .061                       61                                   .80


                          TABLE OF ILLUSTRATIVE VALUES
                        FOR IGR SERIES B PREFERRED STOCK


                                       NUMBER OF SHARES OF             ILLUSTRATIVE VALUE PER SHARE OF
ASSUMED                          PRIMEDIA COMMON STOCK YOU WOULD                  PRIMEDIA
AVERAGE CLOSING                RECEIVE IF YOU TENDERED 1,000 SHARES         COMMON STOCK YOU WILL
PRICE OF PRIMEDIA  EXCHANGE    OF IGR SERIES B PREFERRED STOCK AND        RECEIVE PER SHARE OF IGR
COMMON STOCK        RATIO             YOU WERE NOT PRORATED               SERIES B PREFERRED STOCK
-----------------  --------   --------------------------------------   -------------------------------
$ 7.00              1.142                     1,142                                 $8.00
  7.50              1.066                     1,066                                  8.00
  8.00              1.000                     1,000                                  8.00
  8.50               .941                       941                                  8.00
  9.00               .888                       888                                  8.00
  9.50               .842                       842                                  8.00
 10.00               .800                       800                                  8.00
 10.50               .761                       761                                  8.00
 11.00               .727                       727                                  8.00
 11.50               .695                       695                                  8.00
 12.00               .666                       666                                  8.00
 12.50               .640                       640                                  8.00
 13.00               .615                       615                                  8.00


TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, PRIMEDIA will accept any and all shares of IGR common stock or Series B preferred stock validly tendered and not withdrawn prior to the expiration date. PRIMEDIA will issue a number of shares of its common stock, as determined by the exchange ratio, for each share of IGR common stock or Series B preferred stock accepted in the exchange offer. Holders may tender some or all of their shares of IGR common stock or Series B preferred stock pursuant to the exchange offer.

PRIMEDIA intends to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder.

    PRIMEDIA will be deemed to have accepted validly tendered shares of IGR common stock or Series B preferred stock when PRIMEDIA has given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of the IGR common stock or Series B preferred stock for the purposes of receiving the PRIMEDIA common stock from PRIMEDIA.

    If any tendered shares of IGR common stock or Series B preferred stock are not accepted for exchange because of an invalid tender, proration or the occurrence of certain other events set forth in this prospectus, the letter of transmittal or otherwise, certificates for those unaccepted shares of IGR common stock or Series B preferred stock will be returned to the tendering holder as promptly as practicable after the expiration date.

    Holders who tender shares of IGR common stock or Series B preferred stock in the exchange offer will be required to pay any applicable transfer taxes with respect to the exchange of shares of IGR common stock or Series B preferred stock pursuant to the exchange offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


    The expiration date will be 12:00 a.m., New York City time, on July 13, 2001 unless PRIMEDIA, in its sole discretion extends the exchange offer, in which case the expiration date will be 12:00 a.m., New York City time, on the last day of the last extension.


    In order to extend the exchange offer, PRIMEDIA will notify the exchange agent of any extension by oral or written notice and will make a public announcement, each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

    PRIMEDIA reserves the right:

    - to delay accepting any shares of IGR common stock or Series B preferred stock;

    - to extend the exchange offer;

    - if any of the conditions set forth below under "--Conditions of the Exchange Offer" have not been satisfied, to terminate the exchange offer; or

    - to amend the terms of the exchange offer in any manner.

    PRIMEDIA may delay, extend, terminate or change the exchange offer by giving notice to the exchange agent. PRIMEDIA will publicly announce any delay, termination, extension or change in the exchange offer. If PRIMEDIA materially changes the exchange offer, PRIMEDIA will promptly disclose the changes by means of a prospectus supplement that will be sent to the registered holders of IGR common stock and Series B preferred stock. In the case of any material changes to the exchange offer, PRIMEDIA will extend the exchange offer, if the exchange offer would have otherwise expired during five to ten business days after the change, for a period of five to ten business days, depending upon the significance of the changes and the manner by which the registered holders were informed of the change.

    Without limiting the manner in which PRIMEDIA may choose to make a public announcement of any delay, extension, termination or change of the exchange offer, PRIMEDIA will not have an obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to the DOW Jones New Service.

PROCEDURES FOR TENDERING

    Only a registered holder of shares of IGR common stock or Series B preferred stock may tender shares in the exchange offer. To tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a facsimile, have the signatures guaranteed (if required by the letter of transmittal) and mail or otherwise deliver the letter of transmittal or the facsimile, together with the shares of IGR common stock or Series B preferred stock, as applicable, and any other required documents, to the exchange agent at the address set forth below under "--Exchange Agent" for receipt before the expiration date.

    The tender by a holder will constitute an agreement between the holder and PRIMEDIA in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

    EACH HOLDER MAY ELECT THE METHOD OF DELIVERY OF THE SHARES OF IGR COMMON STOCK OR SERIES B PREFERRED STOCK, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT, BUT THE HOLDER WILL BEAR THE RISK THAT THESE ITEMS ARE NOT RECEIVED. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR SHARES OF IGR COMMON STOCK OR SERIES B PREFERRED STOCK SHOULD BE SENT TO PRIMEDIA.

    If a person other than the registered holder of any shares of IGR common stock or Series B preferred stock signs the letter of transmittal, the shares of IGR common stock or Series B preferred stock, as applicable, must be endorsed or accompanied by a properly completed stock power, signed by the registered holder as that registered holder's name appears on the shares of IGR common stock or Series B preferred stock, as applicable.

    If any trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any shares of IGR common stock or Series B preferred stock or stock powers, the fiduciary or representative should indicate that fact when signing, and evidence satisfactory to PRIMEDIA of their authority to act must be submitted with the letter of transmittal.

    PRIMEDIA will determine in its sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered shares of IGR common stock or Series B preferred stock, which determination will be final and binding. PRIMEDIA reserves the absolute right to reject any and all shares of IGR common stock or Series B preferred stock not properly tendered or any shares of IGR common stock or Series B preferred stock PRIMEDIA's acceptance of which would, in the opinion of counsel for PRIMEDIA, be unlawful. PRIMEDIA also reserves the right to waive any defects, irregularities or conditions of tender as to particular shares of IGR common stock or Series B preferred stock. PRIMEDIA's interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of the shares of IGR common stock or Series B preferred stock must be cured within the time PRIMEDIA determines. Although PRIMEDIA intends to notify holders of defects or irregularities with respect to tenders of the shares of IGR common stock or Series B preferred stock, neither PRIMEDIA, the exchange agent nor any other person will be liable for failure to give such notification. Tenders of the shares of IGR common stock or Series B preferred stock by IGR stockholders will not be deemed to have been made until any defects regarding the IGR common stock or Series B preferred stock tendered have been cured or waived. If the exchange agent receives any shares of IGR common stock or Series B preferred stock that are not validly tendered, the exchange agent will return those shares to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

WITHDRAWAL OF TENDERS

    Except as otherwise provided in this prospectus or the letter of transmittal, tenders of the shares of IGR common stock or Series B preferred stock may be withdrawn at any time before the expiration date or, if tendered shares have not yet been accepted for exchange, after the expiration of forty business days from the commencement of the exchange offer.

    To withdraw a tender of shares of IGR common stock or Series B preferred stock in the exchange offer, the exchange agent must receive at its address set forth in this prospectus before the expiration date a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must:

    - specify the name of the person having deposited the shares of IGR common stock or Series B preferred stock to be withdrawn;

    - identify the shares of IGR common stock or Series B preferred stock to be withdrawn (including the certificate number or numbers and number of shares); and

    - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the shares of IGR common stock or Series B preferred stock were tendered.

    PRIMEDIA will determine in its sole discretion all questions as to the validity, form and eligibility (including time of receipt) of such notice, which determination will be final and binding on all parties. Any shares of IGR common stock or Series B preferred stock withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and PRIMEDIA will not issue shares of common stock with respect to the withdrawn shares unless the withdrawn shares are validly tendered. Properly withdrawn shares of IGR common stock or Series B preferred stock may be tendered by following one of the procedures described above under "--Procedures for Tendering" at any time before the expiration date.

    Any shares of IGR common stock or Series B preferred stock which have been tendered but which are not accepted for exchange due to rejection of tender, termination of the exchange offer, proration or which have been validly withdrawn will be returned as soon as practicable to the holder without cost to such holder.

CONDITIONS OF THE EXCHANGE OFFER

    Notwithstanding any other term of the exchange offer, PRIMEDIA is not required to accept for exchange, or exchange shares of PRIMEDIA common stock for, any shares of IGR common stock or Series B preferred stock, and may terminate the exchange offer before the acceptance of any shares of IGR common stock or Series B preferred stock, if:

    - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in the sole judgment of PRIMEDIA, might materially impair the ability of PRIMEDIA to proceed with the exchange offer; or

    - any law, statute, rule or regulation is proposed, adopted or enacted, which, in the sole judgment of PRIMEDIA might materially impair the ability of PRIMEDIA, to proceed with the exchange offer.

    If PRIMEDIA determines in its reasonable discretion that any of the conditions are not satisfied prior to the expiration date of the exchange offer, PRIMEDIA may:

    - terminate the exchange offer before the acceptance of any shares of IGR common stock or Series B preferred stock, refuse to accept any shares of IGR common stock or Series B preferred stock and return all tendered shares of IGR common stock or Series B preferred stock, as applicable, to the tendering holders;

    - extend the exchange offer and retain all shares of IGR common stock or Series B preferred stock tendered prior to the expiration date, subject, however, to the rights of holders to withdraw their previously tendered shares of IGR common stock or Series B preferred stock, as applicable, see "--Withdrawal of Tenders;" or

    - waive the unsatisfied conditions with respect to the exchange offer and accept all validly tendered shares of IGR common stock or Series B preferred stock which have not been withdrawn.

    All conditions, other than those involving receipt of necessary government approvals, will be satisfied or waived on or before expiration of the offer. If any determination or waiver constitutes a material change to the exchange offer, PRIMEDIA will promptly disclose the determination or waiver by means of a prospectus supplement that will be distributed to the registered holders, and PRIMEDIA will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise have expired during that five to ten business day period.

EXCHANGE AGENT

    The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, request for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

           BY MAIL:               BY FACSIMILE TRANSMISSION:     BY HAND OR OVERNIGHT COURIER:
 Tender & Exchange Department     (For Eligible Institutions     Tender & Exchange Department
                                             Only)
        P.O. Box 11248                  (212) 815-6213                101 Barclay Street
     Church Street Station                                        Receive and Deliver Window
 New York, New York 10286-1248                                     New York, New York 10286

                                CONFIRM FACSIMILE BY TELEPHONE:
                                        (212) 815-6173

FEES AND EXPENSES

    PRIMEDIA will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of PRIMEDIA and its affiliates.

    PRIMEDIA has not retained any dealer-manager in connection the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. PRIMEDIA, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection with the exchange offer.

    The holders of IGR common stock or Series B preferred stock, as applicable, will pay all transfer taxes, if any, applicable to the exchange of the IGR common stock or Series B preferred stock pursuant to the exchange offer. If satisfactory evidence of payment or exemption from these taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be directly billed to the tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

    The shares of IGR common stock or Series B preferred stock which are not exchanged for shares of PRIMEDIA common stock pursuant to the exchange offer will remain restricted securities of IGR. Accordingly, shares of IGR common stock or Series B preferred stock that are not exchanged may be resold only pursuant to an effective registration statement under the Securities Act or an available exemption from registration, if any. There is no public market for the shares of IGR common stock or Series B preferred stock and we cannot assure you that any public market for your shares will exist in the future. Therefore, if you do not elect to exchange your shares in the exchange offer, your liquidity options will be limited.

    Any transfer must be in accordance with any applicable securities laws of any state of the United States and subject to certain requirements of the transfer agent and registrar being met.

RESALES OF THE PRIMEDIA COMMON STOCK

    The shares of PRIMEDIA common stock received in exchange for your shares of IGR common stock or Series B preferred stock will be freely tradeable, subject to the following restrictions:

    - holders may only sell 10% of the total number of shares of PRIMEDIA common stock received in the exchange offer each week commencing the first week after the closing date of the exchange offer, with all the shares of the PRIMEDIA common stock becoming freely tradeable 10 weeks after the closing date of the exchange offer; and

    - the five largest holders of IGR common stock must provide PRIMEDIA with 24 hours written notice prior to any sale, transfer or disposition of shares of PRIMEDIA common stock received in the exchange offer with all the shares of PRIMEDIA common stock becoming freely tradeable 10 weeks after the closing date of the exchange offer.

    By completing and signing the letter of transmittal, all holders are electing to participate in the exchange offer on the terms and conditions contained in the letter of transmittal and this prospectus and agreeing to be bound by these transfer restrictions.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

    The following summary describes the material United States federal income tax consequences of the exchange offer to holders of IGR common stock and Series B preferred stock that are United States persons. This discussion is necessarily general and does not deal with special situations. PERSONS CONSIDERING PARTICIPATING IN THE EXCHANGE OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

    The exchange will be a taxable transaction for holders of IGR common stock and Series B preferred stock who elect to participate in the exchange offer. Participating holders of IGR common stock and Series B preferred stock will recognize gain or loss equal to the difference between the fair market value of the PRIMEDIA common stock received in the exchange plus the amount of any cash received instead of fractional shares and the tax basis of the IGR common stock or Series B preferred stock exchanged therefor. Such gain or loss will generally be a capital gain or loss for holders that hold their shares of IGR common stock or Series B preferred stock as capital assets. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

    There will be no United States federal income tax consequences for holders of IGR common stock and Series B preferred stock who do not elect to participate in the exchange offer.

    HOLDERS OF IGR COMMON STOCK AND SERIES B PREFERRED STOCK THAT ARE NOT UNITED STATES PERSONS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE EXCHANGE OFFER TO THEM.

                               INVESTMENT IN IGR

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

    On March 17, 1998 PRIMEDIA Magazines Inc., a subsidiary of PRIMEDIA, made an initial investment in IGR. Pursuant to the terms of the initial investment, PRIMEDIA Magazines purchased 2,100,000 shares of IGR's Series A Convertible Preferred Stock for an aggregate consideration of $2,331,000. As a result of the investment in the Series A preferred stock, PRIMEDIA and its affiliates owned 20.1% of the voting power outstanding of the IGR common stock and were entitled to designate one member to IGR's board of directors.

SERIES E PREFERRED STOCK PURCHASE AGREEMENT

    On October 24, 2000 PRIMEDIANET Inc., a subsidiary of PRIMEDIA, entered into a preferred stock purchase agreement for the acquisition of 39,151,000 shares of Series E preferred stock from IGR for an aggregate consideration of $41,500,000. The $41,500,000 purchase price paid by PRIMEDIANET for the Series E preferred stock was comprised of cash and other consideration, including intellectual property and the services provided pursuant to the Advertising and Content License Agreement described below, see "--Advertising and Content License Agreement."

    In addition, under the purchase agreement as long as PRIMEDIANET and its affiliates maintain the ownership interests specified below in the voting stock of IGR, PRIMEDIANET has protective rights of approval relating to specified IGR actions, such as:

PRIMEDIA OWNERSHIP INTEREST 10%

    - entering into any sale, lease or other disposition of substantially all the assets of IGR;

    - declaring or paying of any dividend on IGR securities junior to its preferred stock; or

    - modifying or amending IGR's charter or bylaws.

PRIMEDIA OWNERSHIP INTEREST 15%

    - making capital expenditures in excess of $400,000;

    - incurring indebtedness in excess of $500,000;

    - selling equity interests in IGR for gross proceeds in excess of $2,000,000 in any six month period; or

    - changing the scope or nature of IGR's existing businesses.

PRIMEDIA OWNERSHIP INTEREST 25%

    - entering into transactions by which a third party acquires more than 50% of the voting rights of IGR.

    Following the purchase of the Series E preferred stock and the subsequent restatement of the IGR certificate of incorporation, PRIMEDIA and its affiliates own, in addition to the IGR securities previously owned, 21,590,134 shares of Series E voting preferred stock and 17,560,866 shares of IGR Series E non-voting preferred stock. As a result, PRIMEDIA and its affiliates own 49.9% of the outstanding voting power of the IGR stock and are entitled to appoint 40% of the directors constituting the board of directors of IGR. Holders of the Series E voting preferred stock and the Series E non-voting preferred stock have similar rights, except that holders of the Series E non-voting preferred stock may not vote on an as converted basis with the common stock and the Series E non-voting preferred stock ranks subordinate to the existing IGR preferred stock, including the Series E voting preferred stock. For a description of the rights of the Series E voting preferred stock and the Series E non-voting preferred stock, see "--Restated IGR Certificate of Incorporation."

    Upon completion of PRIMEDIA's exchange offer, PRIMEDIA intends to convert a sufficient number of shares of Series E voting preferred stock to Series E non-voting preferred stock so that PRIMEDIA and its affiliates will maintain their 49.9% ownership of the outstanding voting power of the IGR stock.

RESTATED IGR CERTIFICATE OF INCORPORATION

    Some of the significant provisions of the certificate of incorporation of IGR as currently in effect include the following:

    - The Series E Preferred Stock is divided into two classes, one voting and one non-voting. The Series E voting preferred stock is convertible into IGR common stock at a conversion ratio of one share of common stock for each share of Series E voting preferred stock. The Series E non-voting preferred stock is convertible into IGR Class A non-voting common stock at a conversion ratio of one share of non-voting common stock for each share of Series E non-voting preferred stock. The Series E voting stock ranks on parity with the existing IGR preferred stock with respect to rights to future dividends, rights on liquidation and winding-up. The Series E non-voting stock is subordinate to the existing preferred stock and senior to the common stock of IGR with respect to rights to future dividends, rights on liquidation and winding up and does not vote with the common stock on an as converted basis;

    - PRIMEDIA, as a holder of IGR's Series E voting preferred stock, may nominate a majority of IGR's board of directors as long as PRIMEDIA or any of its affiliates owns at least 50% of IGR's voting stock. If PRIMEDIA's ownership of voting stock of IGR declines in the future, through sale or dilution, PRIMEDIA's board representation will decline as follows:

PRIMEDIA OWNERSHIP                                            PERCENTAGE OF BOARD
------------------                                            -------------------
Less than 50% but greater than or equal to 40%                        40%
Less than 40% but greater than or equal to 30%                        30%
Less than 30% but greater than or equal to 20%                        20%
Less than 20% but greater than or equal to 10%                        10%
Less than 10% but greater than or equal to 5%                          5%

    - PRIMEDIA has protective rights of approval involving various corporate activities of IGR, including any amendment to the certificate of incorporation or the creation of any series of stock on parity with or senior to the Series E preferred stock. The restated certificate of incorporation also contains protective provisions similar to those contained in the Series E Purchase Agreement so long as PRIMEDIA maintains ownership interests, ranging from 10%-25%, in the IGR voting stock, see "--Series E Preferred Stock Purchase Agreement."

    The IGR board of directors has also approved an amendment to the restated certificate of incorporation which provides that PRIMEDIA may nominate 50% of IGR's board of directors if PRIMEDIA and its affiliates own less than 50% but greater than 49% of the voting power of IGR. The amendment is subject to the approval of the IGR shareholders prior to becoming effective.

IGR/PRIMEDIA STOCKHOLDERS AGREEMENT

    In connection with the execution and delivery of the Series E purchase agreement, PRIMEDIANET and PRIMEDIA Magazines entered into a stockholders agreement with IGR. The stockholders agreement provides that PRIMEDIA and its affiliates will have the right to appoint the number of directors to the IGR board of directors permitted, based on PRIMEDIA's percentage ownership of the voting stock of IGR, by IGR's restated certificate of incorporation. See "--Restated Certificate of Incorporation."

ADVERTISING AND CONTENT LICENSE AGREEMENT

    In connection with the execution and delivery of the Series E purchase agreement, PRIMEDIA Magazines also entered into an advertising and content license agreement with IGR. The advertising and content license agreement provides that PRIMEDIA Magazines will grant to IGR:

    - a five year license for all past and future editorial content from certain print consumer magazines of PRIMEDIA Magazines;

    - a five year license for certain registered trademarks, trademark applications and URL's; and

    - advertisements in selected magazines of PRIMEDIA Magazines.

    Pursuant to the advertising and content license agreement, IGR's wedding related website located at www.weddingnetwork.com will be rebranded as www.modernbride.com and PRIMEDIA Magazines must use IGR as its platform for future growth in the online wedding related market for the term of the agreement. The advertising and content license agreement also subjects both IGR and PRIMEDIA Magazines to non-compete provisions for the five-year term of the agreement. Specifically, IGR may not incorporate any content or branding elements of some of the direct competitors of PRIMEDIA Magazines into www.weddingnetwork.com, www.modernbride.com or any of the URLs licensed pursuant to the advertising and content license agreement and PRIMEDIA Magazines agrees not to provide or license past or future editorial content of some of PRIMEDIA Magazine's print consumer magazines to direct competitors of www.weddingnetwork.com, www.modernbride.com or any of the URLs transferred pursuant to the agreement.

                     DESCRIPTION OF PRIMEDIA CAPITAL STOCK

GENERAL

    As of December 31, 2000, PRIMEDIA had 300,000,000 shares of authorized capital stock. Those shares consisted of:

    - 250,000,000 shares of common stock, of which 167,798,702 shares were outstanding and held by 214 shareholders; and

    - 50,000,000 shares of preferred stock, of which:

       - 2,000,000 shares were designated Series D Exchangeable Preferred Stock, all which were outstanding;

       - 1,250,000 shares were designated Series F Exchangeable Preferred Stock, all which were outstanding; and

       - 2,500,000 shares were designated Series H Exchangeable Preferred Stock, all which were outstanding.

DESCRIPTION OF PRIMEDIA COMMON STOCK

    The rights of IGR stockholders who acquire shares of PRIMEDIA common stock offered by this prospectus will be governed by PRIMEDIA's certificate of incorporation and by-laws and Delaware corporate law. We have summarized below provisions of our certificate of incorporation. This summary does not contain all of the provisions that you may want to consider as an investor in PRIMEDIA's securities. You may wish to review our certificate of incorporation and by-laws. PRIMEDIA has filed a copy of its certificate of incorporation and by-laws with the SEC. See "Where You Can Find More Information."

    DIVIDENDS. The owners of PRIMEDIA common stock may receive dividends when declared by the board of directors out of funds legally available for the payment of dividends. PRIMEDIA has no present intention of declaring and paying cash dividends on the common stock at any time in the foreseeable future. The terms of PRIMEDIA's credit agreements, indentures and preferred stocks restrict PRIMEDIA from declaring and paying cash dividends on the common stock. See "Risk Factors."

    VOTING RIGHTS. Each share of common stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote. There are no cumulative voting rights.

    LIQUIDATION RIGHTS. If PRIMEDIA liquidates, dissolves or winds-up its business, whether voluntarily or not, PRIMEDIA's common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

    PREEMPTIVE RIGHTS.  The common stock has no preemptive or similar rights.

    LISTING. PRIMEDIA's common stock is listed on the New York Stock Exchange under the symbol "PRM."

    ANTI-TAKEOVER PROVISIONS. PRIMEDIA is subject to the provisions of Delaware law described below regarding business combinations with interested stockholders.

    Section 203 of the Delaware General Corporation Law applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of "business combination" includes mergers, sales of assets, issuances of voting stock and certain other transactions. An "interested stockholder" is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

    Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

    - the board of directors approved the business combination before the stockholder became an interested stockholder, or the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

    - the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

    These limitations on business combinations with interested stockholders do not apply to a corporation that does not have a class of stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

DESCRIPTION OF SERIES D EXCHANGEABLE PREFERRED STOCK

    RANK. The Series D Preferred Stock ranks as to dividend rights and rights on liquidation, winding-up or dissolution:

    - senior to all classes of common stock and all classes of capital stock or other series of preferred stock which does not expressly provide that it ranks senior to or on parity with the Series D Preferred Stock;

    - on a parity with the Series F Preferred Stock, the Series H Preferred Stock, and all classes of capital stock or other series of preferred stock which expressly provides that it ranks on parity with the Series D Preferred Stock; and

    - junior to each class of capital stock or other series of preferred stock which expressly provides that it ranks senior to the Series D Preferred Stock.

    DIVIDENDS. Holders of the Series D Preferred Stock are entitled to receive, when as and if declared by the board of directors of PRIMEDIA, out of funds legally available for the payment of dividends, dividends in cash at an annual rate equal to 10% of the liquidation preference. Dividends on the Series D Preferred Stock are payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year. Dividends will cumulate without interest until declared and paid. As of the date of this prospectus, PRIMEDIA has paid all such dividends.

    OPTIONAL REDEMPTION. Subject to contractual and other restrictions and the existence of legally available funds, PRIMEDIA, at its option, may at any time on or after February 1, 2001, redeem the Series D Preferred Stock in whole or in part, at redemption prices declining ratably from $105 beginning on February 1, 2001, to $100 on and after February 1, 2006, plus accrued and unpaid dividends.

    MANDATORY REDEMPTION. Subject to contractual and other restrictions and to the existence of legally available funds, on February 1, 2008, PRIMEDIA will be required to redeem all outstanding shares of Series D Preferred Stock at a price equal to $100 per share plus all accumulated and unpaid dividends to the date of redemption.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of PRIMEDIA, holders of Series D Preferred Stock will be entitled to be paid out of the assets of PRIMEDIA available for distribution to its shareholders $100 per share, plus any accrued and unpaid dividends to the date of liquidation, dissolution or winding up.

    VOTING RIGHTS. Holders of the Series D Preferred Stock have no voting rights, except as provided by law or as set forth in the certificate of designations for the Series D Preferred Stock. Also, when dividends on the Series D Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the board of directors of PRIMEDIA will be increased by two directors and the holders of a majority of the Series D Preferred Stock, voting as a class, will be entitled to elect two additional directors of the expanded board of directors. These voting rights will continue until such time as all dividends in arrears on the Series D Preferred Stock have been paid in full.

    Pursuant to the certificate of designations for the Series D Preferred Stock, PRIMEDIA may not merge, consolidate with or into, or transfer all or substantially all of its assets, in one transaction or in a series of related transactions, to any person without the consent of the holders of a majority of the issued and outstanding Series D Preferred Stock, voting together with the holders of all capital stock ranking on parity with the Series D Preferred Stock issued after the date of issuance of the Series D Preferred Stock, unless:

    - PRIMEDIA will be the continuing person, or the person, if other than PRIMEDIA, formed by the merger or consolidation, or the person to which the properties and assets of PRIMEDIA are transferred, is a corporation organized and existing under the laws of the United States or any state in the United States or the District of Columbia, and the Series D Preferred Stock will be converted into or exchanged for shares of the successor or resulting company having substantially the same powers, preferences and relative participating, optional or other special rights and the same qualifications, limitations or restrictions that the Series D Preferred Stock had immediately before the conversion; and

    - immediately after giving effect to the transaction on a pro forma basis, the consolidated net worth of the surviving entity is at least equal to the lesser of the consolidated net worth of PRIMEDIA immediately before the transaction and the consolidated net worth of PRIMEDIA on the first date any Series D Preferred Stock was issued.

    The consent of the holders of the Series D Preferred Stock will not be required if the requisite holders of preferred stock senior to the Series D Preferred Stock or any indebtedness of PRIMEDIA have consented or granted a waiver with respect to the transaction in question.

    EXCHANGE. PRIMEDIA may, at its option, on any scheduled dividend payment date, issue 10% Subordinated Debentures due 2008 in exchange for the Series D Preferred Stock, in whole but not in part. Holders of Series D Preferred Stock so exchanged will be entitled to receive the principal amount of 10% Subordinated Debentures equal to $100 for each $100 of liquidation preference of Series D Preferred Stock held at the time of the exchange plus an amount per share in cash equal to all accrued but unpaid dividends to the date of the exchange.

DESCRIPTION OF SERIES F EXCHANGEABLE PREFERRED STOCK

    RANK. The Series F Preferred Stock ranks as to dividend rights and rights on liquidation, winding-up or dissolution:

    - senior to all classes of common stock and senior to all classes of capital stock or other series of preferred stock which does not expressly provide that it ranks senior to or on parity with the Series F Preferred Stock;

    - on a parity with the Series D Preferred Stock, the Series H Preferred Stock, and all classes of capital stock or other series of preferred stock which expressly provides that it ranks on parity with the Series F Preferred Stock; and

    - junior to each class of capital stock or other series of preferred stock which expressly provides that it ranks senior to the Series F Preferred Stock.

    DIVIDENDS. Holders of the Series F Preferred Stock are entitled to receive, when, as and if declared by the board of directors of PRIMEDIA, out of funds legally available for the payment of dividends, dividends in cash at an annual amount equal to $9.20 per share. Dividends on the Series F Preferred Stock are payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year. Dividends will cumulate without interest until declared and paid. As of the date of this prospectus, PRIMEDIA has paid all such dividends.

    OPTIONAL REDEMPTION. Subject to contractual and other restrictions and to the existence of legally available funds, prior to November 1, 2002, PRIMEDIA can redeem the Series F Preferred Stock at its option, in whole or in part, at any time or from time to time, at a redemption price equal to the amount of the aggregate liquidation preference of the Series F Preferred Stock plus all accrued and unpaid dividends plus a specified make-whole premium at the time of redemption.

    Subject to contractual and other restrictions and to the existence of legally available funds, PRIMEDIA, at its option, may at any time on or after November 1, 2002, redeem the Series F Preferred Stock, in whole or in part at redemption prices declining ratably from $104.60 beginning on November 1, 2002 to $100 on and after November 1, 2004, plus accrued and unpaid dividends.

    MANDATORY REDEMPTIONS. Subject to contractual and other restrictions and to the existence of legally available funds, on November 1, 2009, PRIMEDIA will be required to redeem all outstanding shares of Series F Preferred Stock at a price equal to $100 per share plus all accumulated and unpaid dividends to the date of redemption.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding-up of PRIMEDIA, holders of Series F Preferred Stock will be entitled to be paid out of the assets of PRIMEDIA available for distribution to its shareholders $100 per share per share, plus any accrued and unpaid dividends to the date of liquidation, dissolution or winding-up.

    VOTING RIGHTS. Holders of the Series F Preferred Stock have no voting rights, except as provided by law or as set forth in the certificate of designations for the Series F Preferred Stock. Also, when dividends on the Series F Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the board of directors of PRIMEDIA will be increased by two directors and the holders of a majority of the Series F Preferred Stock, voting as a class, will be entitled to elect two additional directors of the expanded board of directors.

    Without the affirmative vote or consent of the holders of a majority of the then outstanding shares of Series F Preferred Stock, voting together with the holders of any capital stock ranking on parity with the Series F Preferred Stock, PRIMEDIA cannot issue any class of capital stock or series of preferred stock ranking senior to the Series F Preferred Stock unless PRIMEDIA uses the proceeds from that issuance to redeem all of the then outstanding shares of Series F Preferred Stock and any other securities ranking on parity with the Series F Preferred Stock and entitled to vote on this matter.

    Pursuant to the certificate of designations for the Senior F Preferred Stock, PRIMEDIA may not merge, consolidate with or into, or transfer all or substantially all of its assets, in one transaction or in a series of related transactions to any person without the consent of the holders of a majority of the outstanding Series F Preferred Stock, voting together with the holders of all capital stock ranking on parity with the Series F Preferred Stock, unless:
PRIMEDIA will be the continuing person, or the person, if other than PRIMEDIA, formed by the merger or consolidation, or the person to which the properties and assets of PRIMEDIA are transferred, is a corporation organized and existing under the laws of the United States or any state in the United States or the District of Columbia, and the Series F Preferred Stock will be converted into or exchanged for shares of the successor or resulting company having substantially the same powers, preferences and relative participating, optional or other special rights and the same qualifications, limitations or restrictions that the Series F Preferred Stock had immediately before the conversion; and

    - immediately after giving effect to the transaction on a pro forma basis, the consolidated net worth of the surviving entity is at least equal to the lesser of the consolidated net worth of PRIMEDIA immediately prior to such transaction and the consolidated net worth of PRIMEDIA on the first date any Series F Preferred Stock was issued.

    The consent of the holders of the Series F Preferred Stock will not be required if the requisite holders of preferred stock senior to the Series F Preferred Stock or any indebtedness of PRIMEDIA have consented or granted a waiver with respect to the transaction in question.

    EXCHANGE. PRIMEDIA may, at its option, on any scheduled dividend payment date, issue 8 5/8% Subordinated Debentures due 2009 in exchange for the Series F Preferred Stock, in whole but not in part. Holders of Series F Preferred Stock so exchanged will be entitled to receive the principal amount of 8 5/8% Subordinated Debentures equal to $100 for each $100 of liquidation preference of Series F Preferred Stock held at the time of the exchange plus an amount per share in cash equal to all accrued but unpaid dividends to the date of the exchange.

DESCRIPTION OF SERIES H EXCHANGEABLE PREFERRED STOCK

    RANK. The Series H Preferred Stock ranks as to dividend rights and rights on liquidation, winding-up or dissolution:

    - senior to all classes of common stock and senior to all classes of capital stock or other series of preferred stock which does not expressly provide that it ranks senior to or on parity with the Series H Preferred Stock,

    - on a parity with the Series D Preferred Stock, the Series F Preferred Stock, and all classes of capital stock or other series of preferred stock which expressly provides that it ranks on parity with the Series H Preferred Stock; and

    - junior to each class of capital stock or other series of preferred stock which expressly provides that it ranks senior to the Series H Preferred Stock.

    DIVIDENDS. Holders of the Series H Preferred Stock are entitled to receive when, as and if declared by the board of directors of PRIMEDIA, out of funds legally available for the payment of dividends, dividends in cash at an annual amount equal to $8.625 per share. Dividends on the Series H Preferred Stock are payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year. Dividends will cumulate without interest until declared and paid. As of the date of this prospectus, PRIMEDIA has paid all such dividends.

    OPTIONAL REDEMPTION. PRIMEDIA cannot redeem the Series H Preferred Stock before April 1, 2003. After April 1, 2003, subject to contractual and other restrictions and the existence of legally available funds, PRIMEDIA, at its option, may redeem the Series H Preferred Stock, in whole or in part, at redemption prices declining ratably from $104.313 beginning on April 1, 2003 to $100 on and after April 1, 2006, plus accrued and unpaid dividends to the date of redemption.

    In addition, if PRIMEDIA consummates a public equity offering prior to April 1, 2001, it may redeem at its option up to $125 million of the aggregate liquidation preference of the Series H Preferred Stock at a price per share of $108.625 plus accrued and unpaid dividends to the redemption date out of the net proceeds of the offering. The redemption must occur within 180 days of the public equity offering.

    MANDATORY REDEMPTION. Subject to contractual and other restrictions and to the existence of legally available funds, on April 1, 2010, PRIMEDIA will be required to redeem all outstanding shares of Series H Preferred Stock at a price equal to $100 per share plus all accumulated and unpaid dividends to the date of redemption.

    LIQUIDATION PREFERENCES. Upon any voluntary or involuntary liquidation, dissolution or winding-up of PRIMEDIA, holders of Series H Preferred Stock will be entitled to be paid out of the assets of PRIMEDIA available for distribution to its shareholders $100 per share, plus any unpaid dividends accrued to the date of liquidation, dissolution or winding-up.

    VOTING RIGHTS. Holders of the Series H Preferred Stock have no voting rights, except as provided by law or as set forth in the certificate of designations for the Series H Preferred Stock. Also, when dividends on the Series H Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the board of directors of PRIMEDIA will be increased by two directors and the holders of a majority of the Series H Preferred Stock, voting as a class, will be entitled to elect two additional directors of the expanded board of directors.

    Without the affirmative vote or consent of the holders of a majority of the then outstanding Series H Preferred Stock holders, voting together with the holders of any capital stock ranking on parity with the Series H Preferred Stock, PRIMEDIA cannot issue any class of capital stock or series of preferred stock ranking senior to the Series H Preferred Stock unless PRIMEDIA uses the proceeds from that issuance to redeem all of the then outstanding shares of Series H Preferred Stock and any other securities ranking on parity with the Series H Preferred Stock and entitled to vote on this matter.

    Pursuant to the certificate of designations for the Series H Preferred Stock, PRIMEDIA may not merge, consolidate with or into, or transfer all or substantially all of its assets, in one transaction or in a series of related transactions, to any person without the consent of the holders of a majority of the issued and outstanding Series H Preferred Stock, voting together with the holders of all capital stock ranking on parity with the Series H Preferred Stock, unless PRIMEDIA will be the continuing person, or the person, if other than PRIMEDIA, formed by the merger or consolidation, or the person to which the properties and assets of PRIMEDIA are transferred, is a corporation organized and existing under the laws of the United States or any state in the United States or the District of Columbia, and the Series H Preferred Stock will be converted into or exchanged for shares of the successor or resulting company having substantially the same powers, preferences and relative participating, optional or other special rights and the same qualifications, limitations or restrictions that the Series H Preferred Stock had immediately before the conversion.

    The consent of the holders of the Series H Preferred Stock will not be required if the requisite holders of preferred stock senior to the Series H Preferred Stock or any indebtedness of PRIMEDIA have consented or granted a waiver with respect to the transaction in question.

    EXCHANGE. PRIMEDIA may, at its option, on any scheduled dividend payment date, issue 8 5/8% Subordinated Debentures due 2010 in exchange for the Series H Preferred Stock, in whole but not in part. Holders of Series H Preferred Stock so exchanged will be entitled to receive the principal amount of 8 5/8% Subordinated Debentures equal to $100 for each $100 of liquidation preference of Series H Preferred Stock held at the time of the exchange plus an amount per share in cash equal to all accrued but unpaid dividends to the date of the exchange.

                        COMPARISON OF STOCKHOLDER RIGHTS

    PRIMEDIA and IGR are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of PRIMEDIA capital stock and IGR capital stock arise primarily from differences in their respective certificates of incorporation and by-laws. After the expiration of the exchange offer and the acceptance of the tendered shares by PRIMEDIA, the rights of holders of IGR common stock and Series B preferred stock who have successfully tendered their shares will be determined by reference to the PRIMEDIA certificate of incorporation and by-laws.

CAPITALIZATION

    PRIMEDIA.  The authorized capital stock of PRIMEDIA consists of:

    - 250,000,000 shares of PRIMEDIA common stock, par value $.01 per share; and

    - 50,000,000 shares of preferred stock, par value $.01 per share.

    IGR.  The authorized capital stock of IGR consists of:

    - 150,000,000 shares of common stock, par value $0.001 per share;

    - 39,151,000 shares of Class A common stock, par value $0.001 per share; and

    - 114,151,000 shares of preferred stock, par value $0.001 per share.

VOTING RIGHTS

    In the case of both PRIMEDIA and IGR, each holder of common stock has the right to cast one vote for each share of common stock held of record on all matters submitted to a vote of stockholders, including the election of directors. Holders of common stock have no cumulative voting rights. Holders of IGR Class A common stock have no voting rights with respect to their shares of Class A common stock, except as required by law.

    For a description of the voting rights of the PRIMEDIA preferred stock, see "Description of PRIMEDIA Capital Stock--Description of Series D Exchangeable Preferred Stock," "--Description of Series F Exchangeable Preferred Stock," and "--Description of Series H Exchangeable Preferred Stock." IGR Series B preferred stock holders are entitled to vote on any matter required or permitted by Delaware law to be voted on by the holders of common stock of IGR. For each share of Series B preferred stock held, the holder is entitled to cast eight votes. The Series B preferred stock holders are also entitled to elect one director to IGR's board of directors as long the Series B preferred stock represents in excess of 5% of the issued and outstanding common stock of IGR, assuming conversion of all voting preferred stock of IGR into common stock.

NUMBER AND ELECTION OF DIRECTORS

    PRIMEDIA. The board of directors of PRIMEDIA currently has ten members. The amended and restated by-laws provide that the PRIMEDIA board of directors will consist of not less than one or more than fifteen directors, the number to be fixed from time to time by the PRIMEDIA board of directors or the stockholders.

    PRIMEDIA's certificate of incorporation and amended and restated by-laws do not provide for a staggered board of directors.

    IGR. The board of directors of IGR currently has six members. IGR's third amended and restated certificate of incorporation and IGR's amended and restated by-laws state that the number of directors will be fixed by the board of directors from time to time.

    IGR's third amended and restated certificate of incorporation and amended and restated by-laws do not provide for a staggered board of directors.

VACANCIES ON THE BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS

    PRIMEDIA. The amended and restated by-laws provide that vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a vote of the majority of the board of directors then in office or by the stockholders. A director may be removed with or without cause by the stockholders.

    IGR. The amended and restated by-laws provide that vacancies and newly created directorships are filled by the affirmative vote of a majority of the directors then in office (unless the board of directors determines that the vacancy or newly created directorship should be filled by the stockholders), for the remainder of the full term of the director for which the vacancy was created or occurred and until the director's successor is elected and qualified. Any director or the entire board of directors may be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of IGR capital stock entitled to vote in the election of directors. Any director or the entire board of directors may be removed without cause by the affirmative vote of 66 2/3% of the outstanding shares of IGR capital stock entitled to vote in the election of directors.

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

    PRIMEDIA AND IGR. The provisions of Delaware law regarding amendments to the certificate of incorporation govern the amendment of certificates of incorporation of both PRIMEDIA and IGR. Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation's board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation's certificate of incorporation.

AMENDMENTS TO BY-LAWS

    PRIMEDIA. The PRIMEDIA certificate of incorporation, as amended, authorizes the board of directors to adopt, amend or repeal any provision of PRIMEDIA's by-laws by majority vote.

    IGR. The third amended and restated certificate of incorporation of IGR authorizes the board of directors to adopt, amend or repeal any provision of IGR's by-laws, provided that the stockholders may change or repeal any by-law adopted by the board of directors by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock.

ACTION BY WRITTEN CONSENT

    PRIMEDIA AND IGR. The provisions of Delaware law regarding actions by written consent govern actions by written consent of PRIMEDIA and IGR stockholders. Under Delaware law, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of the stockholders.

ABILITY TO CALL SPECIAL MEETINGS

    PRIMEDIA. Under the amended and restated by-laws, special meetings of PRIMEDIA stockholders may be called by the president of PRIMEDIA for any purpose and shall be called by the president or secretary if directed by the board of directors or requested in writing by the holders of not less than 25% of PRIMEDIA's capital stock. A stockholder request must state the purpose of the proposed meeting.

    IGR. Under the amended and restated by-laws, special meetings of IGR stockholders may be called by the chairman of the board of directors, the chief executive officer, a majority of the total number of authorized directors or the holders of shares entitled to cast not less than 10% of the votes at the meeting. Business transacted at any special meting will be limited to the purposes stated in the notice.

NOTICE OF STOCKHOLDER ACTION

    PRIMEDIA. Under PRIMEDIA's amended and restated by-laws, in order for a stockholder to nominate candidates for election to PRIMEDIA's board of directors at any meeting of the stockholders, timely written notice must be given to the secretary of PRIMEDIA. To be timely, a stockholder's notice must be received at the principal executive offices of PRIMEDIA not less than 60 days nor more than 90 days prior to the meeting at which directors are to be elected. In the event that less than 70 days' notice of the date of the meeting is given to stockholders, to be timely, notice by a stockholder must be received by the secretary no later than the close of business on the tenth day following the day on which the notice of the meeting was given.

    A stockholder's notice to PRIMEDIA must set forth all of the following:

    - for each person whom the stockholder wishes to nominate for election or re-election as a director: the nominee's name, age, business address, residence address, principal occupation or employment, the class and number of shares of stock of PRIMEDIA beneficially owned by the nominee, and all information required to be disclosed in solicitations of proxies for election of directors, or otherwise required by applicable law; and

    - the stockholder's name, record address, and the class and number of shares of PRIMEDIA which are beneficially owned by the stockholder.

    IGR. Under IGR's amended and restated by-laws in order for a stockholder to take any action at an annual meeting, timely notice must be given to the secretary of IGR. To be timely, a stockholder's notice must be received at the principal executive offices of IGR no later than 60 days nor earlier than 90 days before the first anniversary of the preceding year's annual meeting. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice must be received no later than 60 days nor earlier than 90 days prior to the date of the meeting. If less than 70 days' notice of the date of the meeting is given to stockholder's, to be timely, notice by a stockholder must be received by the secretary no later than close of business on the tenth day following the day on which the notice of the meeting was given.

    A stockholder's notice to IGR must set forth all of the following:

    - a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

    - the name and address, as they appear on IGR's books, of the stockholder proposing the business;

    - the class and number of shares of IGR that are beneficially owned by the stockholder;

    - any material interest of the stockholder in the business; and

    - all information required to be disclosed in solicitations of proxies, or otherwise required by applicable law.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

    Delaware law provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty, except for:

    - a breach of the duty of loyalty to the corporation or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or

    - any transaction from which the director derived an improper personal benefit.

    The certificate of incorporation, as amended, of PRIMEDIA and the third amended and restated certificate of incorporation of IGR provide that, to the fullest extent Delaware law permits the limitation or elimination of the liability of directors, no director will be liable to PRIMEDIA or IGR, as the case may be, or their respective stockholders for monetary damages for breach of fiduciary duty as a director.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Delaware law, a corporation generally may indemnify directors and officers:

    - for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

    - with respect to any criminal proceeding, if they had no reasonable cause to believe that their conduct was unlawful.

    In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

    PRIMEDIA. The amended and restated by-laws of PRIMEDIA provide that PRIMEDIA will indemnify to the fullest extent permitted by Delaware law any current or former director or officer of the corporation, and may, at the discretion of the board of directors, indemnify any current or former employee or agent of PRIMEDIA against all expenses, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding in which the person was involved because of that person's service, at the request of PRIMEDIA, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise.

    In addition, the amended and restated by-laws provide that the expenses incurred by a person who is or was a director or officer in connection with any action, suit or proceeding will be advanced to the director or officer by PRIMEDIA upon receipt of an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

    IGR. The amended and restated by-laws of IGR provide that IGR will indemnify its directors and executive officers to the fullest extent permitted by Delaware law. IGR may modify the extent of indemnification by individual contracts with its directors and executive officers. IGR will not be required to indemnify the director or executive officer in connection with a proceeding initiated by that person unless it is required by law, the proceeding was authorized by IGR's board of directors or IGR decides, in its sole discretion, to do so.

    Additionally, the amended and restated by-laws provide that the expenses incurred by a person who is or was a director or officer in connection with any action, suit or proceeding will be advanced to the director or officer by IGR upon receipt of an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses. No expenses will be advanced, however, if a majority of a quorum of the board of directors who are not parties to the proceeding or, if a quorum of disinterested directors directs, by a written opinion of independent legal counsel that the known facts demonstrate clearly and convincingly that the person seeking the advance acted in bad faith or in a manner that the person did not believe to be in the best interests of IGR.

       EXECUTIVES; EXECUTIVE COMPENSATION; STOCK OWNERSHIP OF DIRECTORS,
                 EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

    For information regarding existing material relationships between PRIMEDIA and IGR, see "Investment in IGR."


    Information concerning current directors and officers of PRIMEDIA and executive compensation is contained in PRIMEDIA's proxy statement for its 2001 annual meeting of stockholders dated April 30, 2001, and is incorporated herein by reference.


    The following table sets forth, as of March 31, 2001, the number and percentage of outstanding shares of PRIMEDIA common stock beneficially owned by:

    - each beneficial owner of more than 5% of the PRIMEDIA's outstanding common stock;

    - each director of PRIMEDIA;

    - each named executive officers of PRIMEDIA; and

    - all directors and executive officers of the PRIMEDIA as a group.

    No information is given for named executives who were not officers on March 31, 2001.

                                                              NUMBER OF SHARES OF
                                                                 COMMON STOCK       PERCENTAGE OF
                                                              BENEFICIALLY OWNED       COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER                                (1)(2)              STOCK
------------------------------------                          -------------------   -------------
KKR Associates(3) ..........................................      106,886,265           50.2%
  9 West 57th Street
  New York, New York 10019

KKR 1996 GP LLC(4)(5) ......................................       22,594,294           10.6
  9 West 57th Street
  New York, New York 10019

Thomas S. Rogers(2).........................................        4,698,460            2.2

Scott P. Kurnit(2)..........................................        3,466,052            1.6

Charles G. McCurdy(2)(6)....................................        2,738,112            1.3

Beverly C. Chell(2).........................................        2,125,357            1.0

Henry R. Kravis(7)..........................................      129,479,559           60.8

Meyer Feldberg..............................................           31,250              *

H. John Greeniaus...........................................           65,497              *

Perry Golkin(7).............................................      129,482,559           60.8

George R. Roberts(7)........................................      129,479,559           60.8

Michael T. Tokarz(7)........................................      129,484,559           60.8

All directors and executive officers as a group (17               142,961,945           66.9
  persons)..................................................

------------------------

*   Less than 1%.

(1) For purposes of this table, a person or group is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Of the shares shown as owned, 3,125,010, 2,311,298, 417,974 and 1,720,484 shares, respectively, for Messrs. Rogers, McCurdy, Kurnit and Ms. Chell are in fact represented by options which were either exercisable on March 31, 2001 or become exercisable within 60 days thereafter.

(3) Shares of common stock shown as owned by KKR Associates are owned of record by MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR 1996 Fund L.P., and KKR Partners II, L.P., of which KKR Associates is the sole general partner and as to which it possessed sole voting and investment power. Messrs. Kravis, Roberts, Tokarz and Golkin (directors of PRIMEDIA) and Paul
    E. Raether, Michael W. Michelson, James H. Greene, Edward A. Gilhuly, and Scott M. Stuart, as the general partners of KKR Associates, may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Associates. Such persons disclaim beneficial ownership of such shares.

(4) 16,666,667 shares of common stock shown as owned by KKR 1996 GP LLC are owned of record by KKR 1996 Fund L.P., of which KKR Associates 1996 L.P. is the sole general partner. KKR 1996 GP LLC is the sole general partner of KKR Associates 1996 L.P. and possesses sole voting and investment power. Messrs. Kravis, Roberts, Tokarz and Golkin (directors of PRIMEDIA) and Paul E. Raether, Michael W. Michaelson, James H. Greene, Edward A. Gilhuly, Scott
    M. Stuart, Todd Fisher, Johannes Huth, Alexander Navab and Neil Richardson are the members of KKR 1996 GP LLC. Messrs. Kravis and Roberts constitute the management committee of KKR 1996 GP LLC. Each of such persons disclaims beneficial ownership of such shares.

(5) 5,927,627 shares of common stock shown as owned by KKR 1996 GP LLC are owned of record by Abra LLC of which KKR 1996 Fund L.P. is its senior member and has sole and exclusive power and authority to bind Abra LLC. KKR Associates 1996 L.P. is the sole general partner of KKR 1996 Fund L.P. and KKR 1996 GP LLC is the sole general partner of KKR Associates 1996 L.P. and possesses sole voting and investment power. Messrs. Kravis, Roberts, Tokarz and Golkin (directors of PRIMEDIA) and Paul E. Raether, Michael W. Michaelson, James H. Greene, Edward A. Gilhuly, Scott M. Stuart, Todd Fisher, Johannes Huth, Alexander Navab and Neil Richardson are the members of KKR 1996 GP LLC. Messrs. Kravis and Roberts constitute the management committee of KKR 1996 GP LLC. Each of such persons disclaims beneficial ownership of such shares.

(6) Includes 160,000 shares held in trust for his minor children.

(7) Includes 106,886,265 shares of common stock owned by KKR Associates and 22,594,294 shares of common stock owned by KKR 1996 GP LLC. Messrs. Kravis, Roberts, Tokarz and Golkin (directors of PRIMEDIA) and Paul E. Raether, Michael W. Michelson, James H. Greene, Edward A. Gilhuly, and Scott M. Stuart, as the general partners of KKR Associates, may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Associates. Such persons disclaim beneficial ownership of such shares. Messrs. Kravis, Roberts, Tokarz and Golkin (directors of PRIMEDIA) and Paul
    E. Raether, Michael W. Michaelson, James H. Greene, Edward A. Gilhuly, Scott
    M. Stuart, Todd Fisher, Johannes Huth, Alexander Navab and Neil Richardson, as members of KKR 1996 GP LLC, and Messrs. Kravis and Roberts, as constituting the management committee of KKR 1996 GP LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR 1996 GP LLC. Such persons disclaim beneficial ownership of such shares.

    The following table sets forth, as of January 16, 2001, based on information provided to PRIMEDIA by IGR, the number and percentage of outstanding shares of IGR common stock and preferred stock beneficially owned by:

    - each person known by IGR to beneficially own more than 5% of their stock;

    - each director of IGR;

    - each executive officer of IGR required to be disclosed; and

    - all executive officers and directors of IGR as a group.

                                                                                   SHARES OF
                                               SHARES OF COMMON    PERCENT OF   PREFERRED STOCK   PERCENT OF
              NAME AND ADDRESS                STOCK BENEFICIALLY     COMMON      BENEFICIALLY     PREFERRED
            OF BENEFICIAL OWNER                     OWNED           STOCK(1)         OWNED         STOCK(2)
            -------------------               ------------------   ----------   ---------------   ----------
PRIMEDIA Inc.(3) ...........................      24,016,134(4)       74.2%       23,720,134(5)      59.9%
  745 Fifth Avenue
  New York, New York 10151
The May Department Store Company ...........       7,777,592(6)       48.2%        7,621,592(7)      18.5%
  611 Olive Street, Suite 1200
  St. Louis, Missouri 63101-1756
Commonwealth Associates ....................       1,468,152(8)       15.8%           22,653(9)         *
  830 Third Avenue (4th Floor)
  New York, New York 10022
Charles G. McCurdy..........................      24,016,134(10)      74.2%       23,720,134(11)     59.9%
Carolyn Everson.............................              --            --                --           --
John Loughlin...............................              --            --                --           --
Keith Rosenbloom............................         150,239(12)       1.8%            2,516(13)        *
Margery Gladstone...........................              --            --                --           --
Stephen Cunningham..........................       2,801,083(14)      31.6%            5,000(15)        *
William Edkins..............................              --            --                --           --
Carole Couture..............................          91,666(16)       1.1%               --           --
Marc Wheeler................................          61,667(17)         *                --           --
Stephen Portnoy.............................          75,000(18)         *                --           --
Thomas Villani..............................              --            --                --           --
Don Fuqua...................................          36,333(19)         *                --           --
All directors and executive officers as a          3,215,988          35.1%            7,516            *
  group.....................................

------------------------

*   Represents less than 1.0%.

(1) Percentage of common stock ownership is based on 8,366,698 shares of IGR common stock outstanding as of January 16, 2001.

(2) Percentage of preferred stock ownership is based on 39,598,054 shares of IGR preferred stock outstanding as of January 16, 2001.

(3) These shares are owned by PRIMEDIA Inc. through its subsidiaries, PRIMEDIA Magazines and PRIMEDIANET.

(4) Comprised of 2,100,000 shares of IGR common stock issuable upon conversion of 2,100,000 shares of IGR Series A preferred stock, 21,590,134 shares of IGR common stock issuable upon conversion of 21,590,134 shares of IGR
    Series E voting preferred stock, 240,000 shares of IGR common stock issuable upon conversion of 30,000 shares of IGR Series B preferred stock and currently exercisable warrants to purchase 86,000 shares of IGR common stock.

(5) Comprised of 2,100,000 shares of IGR Series A preferred stock, 21,590,134 shares of IGR Series E voting preferred stock and 30,000 shares of IGR Series B preferred stock.

(6) Comprised of 1,040,000 shares of IGR common stock issuable upon conversion of 1,040,000 shares of IGR Series C preferred stock, 4,981,592 shares of IGR common stock issuable upon conversion of 4,981,592 shares of IGR Series D preferred stock, 1,600,000 shares of IGR common stock issuable upon exercise of a currently exercisable warrant owned by May Co. and 156,000 shares of IGR common stock issuable upon exercise of a currently exercisable warrant owned by May Co.

(7) Comprised of 1,040,000 shares of IGR Series C preferred stock, 4,981,592 shares of IGR Series D preferred stock and 1,600,000 shares of IGR Series C preferred stock issuable upon exercise of a currently exercisable warrant owned by May Co.

(8) Comprised of 560,375 shares of IGR common stock, currently exercisable warrants to purchase 726,553 shares of IGR common stock and 181,224 shares of IGR common stock issuable upon conversion of 22,653 shares of IGR Series B preferred stock.

(9) Comprised of 22,653 shares of IGR Series B preferred stock.

(10) Comprised of 2,100,000 shares of IGR common stock issuable upon conversion of 2,100,000 shares of IGR Series A preferred stock, 21,590,134 shares of IGR common stock issuable upon conversion of 21,590,134 shares of Series E voting preferred stock, 240,000 shares of IGR common stock issuable upon conversion of 30,000 shares of IGR Series B preferred stock and currently exercisable warrants to purchase 86,000 shares of IGR common stock owned by PRIMEDIA through its subsidiaries, PRIMEDIA Magazines and PRIMEDIANET, respectively. Mr. McCurdy, as an executive officer and director of PRIMEDIA, may be deemed to share beneficial ownership of the shares beneficially owned by PRIMEDIA. Mr. McCurdy disclaims beneficial ownership of those shares.

(11) Comprised of 2,100,000 shares of IGR Series A preferred stock, 21,590,134 shares of IGR Series E voting preferred stock and 30,000 shares of IGR Series B preferred stock owned by PRIMEDIA through its subsidiaries, PRIMEDIA Magazines and PRIMEDIANET, respectively. Mr. McCurdy, as an executive officer and director of PRIMEDIA, may be deemed to share beneficial ownership of the shares beneficially owned by PRIMEDIA.
    Mr. McCurdy disclaims beneficial ownership of those shares.

(12) Comprised of 102,092 shares of IGR common stock, currently exercisable options to purchase 25,000 shares of IGR common stock, currently exercisable warrants to purchase 3,019 shares of IGR common stock and 20,128 shares of IGR common stock issuable upon conversion of 2,516 shares of Series B preferred stock.

(13) Comprised of 2,516 shares of Series B preferred stock.

(14) Comprised of 2,317,583 shares of IGR common stock, currently exercisable options to purchase 400,000 shares of IGR common stock, currently exercisable warrants to purchase 43,500 shares of IGR common stock and 40,000 shares of IGR common stock issuable upon conversion of 5,000 shares of IGR Series B preferred stock.

(15) Comprised of 5,000 shares of Series B preferred stock.

(16) Comprised of currently exercisable options to purchase 91,666 shares of IGR common stock.

(17) Comprised of currently exercisable options to purchase 61,667 shares of IGR common stock.

(18) Comprised of currently exercisable options to purchase 75,000 shares of IGR common stock.

(19) Comprised of currently exercisable options to purchase 36,333 shares of IGR common stock.

    There are 17,560,866 shares of Series E non-voting preferred stock outstanding. PRIMEDIA owns all of these outstanding Series E non-voting preferred shares.

    See "Where You Can Find More Information."

                                 LEGAL MATTERS

    Simpson Thacher & Bartlett, New York, New York, will provide an opinion for PRIMEDIA regarding the validity of the shares of PRIMEDIA offered by this prospectus.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

    In June 2000, About decided to replace KPMG LLP as its independent accountants, and retained Ernst & Young LLP as its new independent accountants. The decision to change About's accountants was recommended by the audit committee of About's board of directors and approved by About's board of directors. KPMG LLP's reports on About's consolidated financial statements for the two most recent fiscal years (i.e., the fiscal years ended December 31, 1998 and December 31, 1999) contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

    During About's last two fiscal years, there were no disagreements between About and KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Prior to retaining Ernst & Young LLP, About had not consulted with Ernst & Young LLP regarding accounting principles.

                                    EXPERTS

    PRIMEDIA. The consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedule incorporated in this prospectus by reference from the PRIMEDIA Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference from the PRIMEDIA Annual Report on Form 10-K for the year ended December 31, 2000, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


    ABOUT. The consolidated financial statements of About, as of December 31, 2000, and for the year then ended, incorporated in this prospectus by reference from PRIMEDIA's Current Report on Form 8-K/A filed April 26, 2001, have been audited by Ernst & Young LLP, independent auditors, as stated in their report, which is incorporated herein by reference from PRIMEDIA's Current Report on Form 8-K/A filed April 26, 2001, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



    The consolidated financial statements of About, as of December 31, 1999 and for each of the years in the two year period ended December 31, 1999, incorporated in this prospectus by reference from PRIMEDIA's Current Report on Form 8-K/A filed April 26, 2001, have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference from PRIMEDIA's Current Report on Form 8-K/A filed April 26, 2001, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

    PRIMEDIA files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. Copies of documents filed by PRIMEDIA with the SEC are also available at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    PRIMEDIA has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to PRIMEDIA's common stock to be issued in the exchange offer. This prospectus constitutes the prospectus of PRIMEDIA filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

    The SEC allows us to "incorporate by reference," into this prospectus documents filed with the SEC by PRIMEDIA. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by PRIMEDIA pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the date of each company's special meeting:


 PRIMEDIA FILINGS (SEC FILE NUMBER 1-5805):                       PERIODS
---------------------------------------------  ---------------------------------------------
Annual Report on Form 10-K...................  Year ended December 31, 2000

Quarterly Report on Form 10-Q................  Quarter ended March 31, 2001

Current Report on Form 8-K...................  Filed March 1, 2001

Current Report on Form 8-K/A.................  Filed April 26, 2001

The description of PRIMEDIA's common stock and preferred stock contained in PRIMEDIA's registration statements filed under
Section 12 of the Securities Exchange Act

PRIMEDIA's proxy statement for its 2001
annual meeting of stockholders...............  April 30, 2001


    You may request a copy of the documents incorporated by reference into this prospectus by writing to or telephoning PRIMEDIA.

    Requests for documents should be directed to:

        Investor Relations
       PRIMEDIA Inc.
       745 Fifth Avenue
       New York, New York 10151
       (212) 745-0100

    This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in our affairs since the date of this prospectus.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    PRIMEDIA is a Delaware Corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Article 8 of the Certificate of Incorporation of PRIMEDIA provides that except as provided under the Delaware General Corporation Law, directors of PRIMEDIA shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director. Article 3 of the by-laws of PRIMEDIA provides for indemnification of the officers and directors of PRIMEDIA to the full extent permitted by applicable law and provides for the advancement of expenses.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENTS
---------------------   ------------------------
         3.1            Certificate of Incorporation of K-III Communications
                        Corporation (Incorporated by reference to K-III
                        Communications Corporation's Registration Statement on
                        Form S-1, File No. 33-96516).

         3.2            Certificate of Amendment to Certificate of Incorporation of
                        K-III Communications Corporation (changing name from K-III
                        Communications Corporation to PRIMEDIA Inc.) (Incorporated
                        by reference to K-III Communications Corporation's Annual
                        Report on Form 10-K for the year ended December 31, 1997,
                        File No. 1-11106).

       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENTS
---------------------   ------------------------
         3.3            Certificate of Designations of the Series D Preferred Stock
                        (Incorporated by reference to K-III Communications
                        Corporation's Registration Statement on Form S-4, File
                        No. 333-03691).

         3.4            Certificate of Designations of the Series F Preferred Stock
                        (Incorporated by reference to K-III Communications
                        Corporation's Registration Statement on Form S-4, File
                        No. 333-38451).

         3.5            Certificate of Designations of the Series H Preferred Stock
                        (Incorporated by reference to PRIMEDIA Inc.'s Registration
                        Statement on Form S-4, File No. 333-51891).

         3.6            Amended and Restated By-Laws of K-III Communications
                        Corporation (Incorporated by reference to K-III
                        Communications Corporation's Registration Statement on
                        Form S-1, File No. 33-96516).

         4.1 10 1/4% Senior Note Indenture (including form of note and form of guarantee) (Incorporated by reference to K-III
                        Communications Corporation's Annual Report filed on
                        Form 10-K for the year ended December 31, 1994, File
                        No. 1-11106).

         4.2 8 1/2% Senior Note Indenture (including form of note and form of guarantee) (Incorporated by reference to K-III
                        Communications Corporation's Annual Report filed on
                        Form 10-K for the year ended December 31, 1995, File
                        No. 1-11106).

         4.3 Form of Class D Subordinated Debenture (including form of debenture) (Incorporated by reference to K-III
                        Communications Corporation's Registration Statement on
                        Form S-4, File No. 333-03691).

         4.4 Form of Class F Subordinated Debenture (including form of debenture) (Incorporated by reference to K-III
                        Communications Corporation's Registration Statement on
                        Form S-4, File No. 333-38451).

         4.5 Form of Class H Subordinated Debenture (including form of debenture) (Incorporated by reference to PRIMEDIA Inc.'s
                        Registration Statement on Form S-4, File No. 333-51891).

         4.6 7 5/6% Senior Note Indenture (including form of note and form of guarantee) (Incorporated by reference to PRIMEDIA Inc.'s Registration Statement on Form S-4, File
                        No. 333-51891).

         5.1            Opinion of Simpson Thacher & Bartlett.

        16.1            Letter from KPMG LLP (Incorporated by reference to
                        About.com, Inc.'s Current Report on Form 8-K filed on
                        June 21, 2000).

        23.1            Consent of Deloitte & Touche LLP.

        23.2            Consent of Simpson Thacher & Bartlett (included in
                        Exhibit 5.1).

        23.3            Consent of KPMG LLP.

        23.4            Consent of Ernst & Young LLP.

        24.1* Power of Attorney of certain officers and directors of PRIMEDIA.

        99.1*           Letter of Transmittal.

        99.2*           Related Tax Guidelines.


------------------------


*   Previously filed.

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment or prospectus supplement to this registration statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

        (4) that, for purposes of determining any liability under the Securities Act, each filing of Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (6) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (7) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (8) that every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th of June, 2001.


                                                       PRIMEDIA INC.

                                                       By:             /s/ BEVERLY C. CHELL
                                                            -----------------------------------------
                                                                         Beverly C. Chell
                                                                   VICE CHAIRMAN AND SECRETARY


    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                        NAME                                        TITLE                    DATE
                        ----                                        -----                    ----
                          *
     -------------------------------------------          Chairman, Chief Executive      June 5, 2001
                 (Thomas S. Rogers)                                Officer

                          *
     -------------------------------------------            President and Director       June 5, 2001
                (Charles G. McCurdy)

                /s/ BEVERLY C. CHELL
     -------------------------------------------         Vice Chairman, Secretary and    June 5, 2001
                 (Beverly C. Chell)                                Director

                          *
     -------------------------------------------          Chief Internet Officer and     June 5, 2001
                  (Scott P. Kurnit)                                Director

     -------------------------------------------                   Director
                  (Meyer Feldberg)

                          *
     -------------------------------------------                   Director              June 5, 2001
                   (Perry Golkin)

     -------------------------------------------                   Director
                 (H. John Greeniaus)

                          *
     -------------------------------------------                   Director              June 5, 2001
                   (Henry Kravis)

     -------------------------------------------                   Director
                 (George R. Roberts)

                          *
     -------------------------------------------                   Director              June 5, 2001
                 (Michael T. Tokarz)

                          *                              Executive Vice President and
     -------------------------------------------           Chief Financial Officer       June 5, 2001
               (Lawrence R. Rutkowski)                  (Principal Financial Officer)

                        NAME                                        TITLE                    DATE
                        ----                                        -----                    ----
                          *                               Senior Vice President and
     -------------------------------------------                  Controller             June 5, 2001
                 (Robert J. Sforzo)                     (Principal Accounting Officer)



*By:                  /s/ BEVERLY C. CHELL
             --------------------------------------
                        Beverly C. Chell                                                       June 5, 2001
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION OF DOCUMENTS
-------  ------------------------
  3.1    Certificate of Incorporation of K-III Communications
         Corporation (Incorporated by reference to K-III
         Communications Corporation's Registration Statement on
         Form S-1, File No. 33-96516).
  3.2    Certificate of Amendment to Certificate of Incorporation of
         K-III Communications Corporation (changing name from K-III
         Communications Corporation to PRIMEDIA Inc.) (Incorporated
         by reference to K-III Communications Corporation's Annual
         Report on Form 10-K for the year ended December 31, 1997,
         File No. 1-11106).
  3.3    Certificate of Designations of the Series D Preferred Stock
         (Incorporated by reference to K-III Communications
         Corporation's Registration Statement on Form S-4, File
         No. 333-03691).
  3.4    Certificate of Designations of the Series F Preferred Stock
         (Incorporated by reference to K-III Communications
         Corporation's Registration Statement on Form S-4, File
         No. 333-38451).
  3.5    Certificate of Designations of the Series H Preferred Stock
         (Incorporated by reference to PRIMEDIA Inc.'s Registration
         Statement on Form S-4, File No. 333-51891).
  3.6    Amended and Restated By-Laws of K-III Communications
         Corporation (Incorporated by reference to K-III
         Communications Corporation's Registration Statement on
         Form S-1, File No. 33-96516).
  4.1    10 1/4% Senior Note Indenture (including form of note and
         form of guarantee) (Incorporated by reference to K-III
         Communications Corporation's Annual Report filed on
         Form 10-K for the year ended December 31, 1994, File
         No. 1-11106).
  4.2    8 1/2% Senior Note Indenture (including form of note and
         form of guarantee) (Incorporated by reference to K-III
         Communications Corporation's Annual Report filed on
         Form 10-K for the year ended December 31, 1995, File
         No. 1-11106).
  4.3    Form of Class D Subordinated Debenture (including form of
         debenture) (Incorporated by reference to K-III
         Communications Corporation's Registration Statement on
         Form S-4, File No. 333-03691).
  4.4    Form of Class F Subordinated Debenture (including form of
         debenture) (Incorporated by reference to K-III
         Communications Corporation's Registration Statement on
         Form S-4, File No. 333-38451).
  4.5    Form of Class H Subordinated Debenture (including form of
         debenture) (Incorporated by reference to PRIMEDIA Inc.'s
         Registration Statement on Form S-4, File No. 333-51891).
  4.6    7 5/6% Senior Note Indenture (including form of note and
         form of guarantee) (Incorporated by reference to
         PRIMEDIA Inc.'s Registration Statement on Form S-4, File
         No. 333-51891).
  5.1    Opinion of Simpson Thacher & Bartlett.
 16.1    Letter from KPMG LLP (Incorporated by reference to
         About.com, Inc.'s Current Report on Form 8-K filed on
         June 21, 2000).
 23.1    Consent of Deloitte & Touche LLP.
 23.2    Consent of Simpson Thacher & Bartlett (included in
         Exhibit 5.1).
 23.3    Consent of KPMG LLP.
 23.4    Consent of Ernst & Young LLP
 24.1*   Power of Attorney of certain officers and directors of
         PRIMEDIA.
 99.1*   Letter of Transmittal.
 99.2*   Related Tax Guidelines.


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*   Previously filed.